Exhibit 99.3

Conformed Version

UNDERWRITING AGREEMENT

As of July 26, 2016

Golden Star Resources Ltd.
150 King Street West
Sun Life Financial Tower
Suite 1200
Toronto, Ontario
M5H 1J9

Attention:             Mr. Sam Coetzer, President and Chief Executive Officer

Dear Sir:

Based upon and subject to the terms and conditions set out below, BMO Nesbitt Burns Inc. (the “Lead Underwriter”), National Bank Financial Inc., Scotia Capital Inc. and CIBC World Markets Inc. (collectively with the Lead Underwriter, the “Underwriters”) hereby, severally, and not jointly, offer to purchase from Golden Star Resources Ltd. (the “Corporation”), in the respective percentage set out opposite each Underwriter’s name in Section 15, and by its acceptance of the offer constituted by this Agreement (as defined herein), the Corporation agrees to issue and sell to the Underwriters, at the Time of Closing (as hereinafter defined), an aggregate of 40,000,000 common shares in the capital of the Corporation (the “Offered Shares”) at an offering price of $0.75 per Offered Share for aggregate gross proceeds of $30,000,000.

The Corporation hereby grants to the Underwriters an over-allotment option (the “Option”), to purchase up to an additional 6,000,000 common shares (the “Over-Allotment Shares” and together with the Offered Shares, the “Offered Securities”) upon the terms and conditions set forth herein.  The Option may be exercised, in whole or in part, by the Underwriters delivering notice to the Corporation at any time up to 30 days following the Closing Date (as hereinafter defined), which notice shall state the number of Over-Allotment Shares in respect of which the Option is being exercised.   The Over-Allotment Shares will be delivered by the Corporation and paid for by the Underwriters at the closing of the Option exercise (the “Option Closing”). The offering of the Offered Securities by the Corporation pursuant to this Agreement is hereinafter referred to as the “Offering”.

The Corporation has prepared and filed with the securities commissions or similar regulatory authorities (collectively, the “Canadian Securities Regulators”) in each of the provinces of Canada, other than the province of Québec (collectively, the “Qualifying Provinces”), a final short form base shelf prospectus dated July 21, 2014, relating to the offering of common shares (“Common Shares”) of the Corporation, preferred shares, warrants, debt securities or any combination thereof for an aggregate offering price of up to $250,000,000 (together with any documents incorporated therein by reference, and any amendments thereto, the “Canadian Base Prospectus”) in accordance with the securities laws applicable in the Qualifying Provinces and the respective rules, regulations and orders made thereunder, together with applicable published instruments, notices and orders of the Canadian Securities Regulators (collectively, the “Canadian Securities Laws”). The Corporation has prepared the Canadian Base Prospectus pursuant to National Instrument 44-101 Short Form Prospectus Distributions (“NI 44-101”)

and National Instrument 44-102 Shelf Distributions (“NI 44-102” and together with NI 44-101, the “Shelf Procedures”). The Corporation has obtained from the Ontario Securities Commission, as principal regulator of the Corporation under Canadian Securities Laws, evidence that a receipt for the Canadian Base Prospectus (a “Final Receipt”) has been issued, or deemed to have been issued, by each of the Canadian Securities Regulators in each of the Qualifying Provinces.

The Corporation has prepared and filed with the United States Securities and Exchange Commission (the “Commission”) pursuant to the Multi-Jurisdictional Disclosure System (the “MJDS”) adopted by the Canadian Securities Administrators and the Commission, a registration statement on Form F-10 (Registration No. 333- 196906) registering the offering and sale of Common Shares, preferred shares, warrants, debt securities or any combination thereof for an aggregate offering price of up to US$250,000,000 under the U.S. Securities Act of 1933, as amended (together with the rules and regulations thereunder, the “U.S. Securities Act”), (including the Canadian Base Prospectus (together with any documents incorporated therein by reference, any supplements or amendments thereto and with such deletions therefrom and additions or changes thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission (the “Rules and Regulations”) (the “U.S. Base Prospectus”). The Corporation has also filed with the Commission an appointment of agent for service of process on Form F-X (the “Form F-X”) in conjunction with the filing of the Registration Statement (as defined below).

The Corporation has prepared and filed, (i) with the Canadian Securities Regulators, in accordance with the Shelf Procedures, a preliminary prospectus supplement excluding certain pricing information and otherwise setting forth the Shelf Information (as defined below) including any Documents Incorporated by Reference (as defined below) therein by reference and any supplements or amendments thereto, the “Canadian Pricing Prospectus”), and (ii) with the Commission, in accordance with General Instruction II.L of Form F-10, the Canadian Pricing Prospectus (with such deletions therefrom and additions or changes thereto as are permitted or required by Form F-10 and the applicable Rules and Regulations, the “U.S. Pricing Prospectus”). The information, if any, included in the Canadian Pricing Prospectus that is omitted from the Canadian Base Prospectus but that is deemed under the Shelf Procedures to be incorporated by reference into the Canadian Base Prospectus, is referred to herein as the “Shelf Information.”

The Corporation has filed, or will file, (i) with the Canadian Securities Regulators, in accordance with the Shelf Procedures, a prospectus supplement setting forth the Shelf Information and including the pricing information omitted from the Canadian Pricing Prospectus (including any Documents Incorporated by Reference therein by reference and any supplements or amendments thereto, the “Canadian Prospectus Supplement”) and any marketing materials (including any template version thereof), and (ii) with the Commission, in accordance with General Instruction II.L of Form F-10, the Canadian Prospectus Supplement (with such deletions therefrom and additions or changes thereto as are permitted or required by Form F-10 and the applicable Rules and Regulations, the “U.S. Prospectus Supplement”).

The registration statement on Form F-10, including the exhibits thereto and the Documents Incorporated by Reference therein and including the U.S. Prospectus (as defined below), as amended or supplemented in connection with the execution and delivery of this Agreement, is herein called the “Registration Statement.” Any reference to any amendment or supplement to the Registration Statement or the U.S. Prospectus shall be deemed to refer to and include any documents filed with the Canadian Securities Regulators and the Commission after the effectiveness of such Registration Statement or the date of such U.S. Prospectus and prior to the termination of this Agreement and which are incorporated by reference in such Registration Statement or U.S. Prospectus.  The term “Canadian Prospectus” shall refer to the Canadian Base Prospectus, as supplemented by any Canadian Prospectus Supplement relating to the Offered Securities, including, in each case, the Documents Incorporated by Reference therein.  The term “U.S. Prospectus” shall refer to the U.S. Base Prospectus, as supplemented by any U.S. Prospectus Supplement relating to the Offered Securities, including, in each case, the Documents Incorporated by Reference therein, including any Permitted Free Writing Prospectus (as defined below).  Any amendment to the Canadian Prospectus, and any amended or supplemented prospectus or auxiliary material, information, evidence, return, report, application, statement or document that may be filed by or on behalf of the Corporation under the Canadian Securities Laws prior to the termination of this Agreement or the completion of the Offering that is incorporated into the Canadian Prospectus or, where such document is deemed to be incorporated by reference into the Canadian Prospectus, prior to the termination of this Agreement or the completion of the Offering, is referred to herein collectively as the “Supplementary Material.”  The U.S. Prospectus and the Canadian Prospectus are hereinafter, collectively, sometimes referred to as the “Prospectuses.”  For purposes of this Agreement, all references to the Registration Statement, the U.S. Prospectus or to any amendment or supplement thereto shall be deemed to include any copy filed with the Commission pursuant to its Electronic Data Gathering Analysis and Retrieval System, or if applicable, the Interactive Data Electronic Application system when used by the Commission (collectively, “EDGAR”).

The obligation of the Underwriters to proceed with the Offering is conditional upon, among other things: (i) the Corporation filing the Canadian Prospectus Supplement and the U.S. Prospectus Supplement and any marketing materials (including any template version thereof) by no later than 9:00 a.m. (Toronto time) on July 26, 2016; (ii) no stop order having been issued by the Commission suspending the effectiveness of the Registration Statement; and (iii) no order having been issued preventing or suspending the use of the Registration Statement or the U.S. Prospectus Supplement.

The Corporation shall pay to the Lead Underwriter, on behalf of the Underwriters, a fee (the “Underwriting Fee”) at the applicable Time of Closing equal to (a) $0.045 per Offered Share sold pursuant to the terms of this Agreement (being 6.0% of the offering price per Offered Shares), and (b)  $0.045 per Over-Allotment Share (being 6.0% of the gross proceeds received from the sale of each of the Over-Allotment Shares) in consideration of the services to be rendered by the Underwriters in connection with the Offering.

The schedules attached to this Agreement shall, for all purposes of this Agreement, form an integral part of it.

The following, in addition to the above preamble, are the terms and conditions of the agreement between the Corporation and the Underwriters:

Section 1               Definitions and Interpretation

(1)                                 In this Agreement:

“Applicable Law” has the meaning ascribed thereto in Section 3(1)(m);

“Accountant” has the meaning ascribed thereto in Section 5(v);

“Anti-Money Laundering Laws” has the meaning ascribed thereto Section 5(rr);

“Authorities” has the meaning ascribed thereto in Section 5(j);

“business day” means any day other than a Saturday, Sunday or statutory or civic holiday in the City of Toronto, Ontario, or the City of New York, New York;

“Canadian Base Prospectus” has the meaning given to it above in this Agreement;

“Canadian Pricing Prospectus” has the meaning given to it above in this Agreement;

“Canadian Prospectus” has the meaning given to it above in this Agreement;

“Canadian Prospectus Supplement” has the meaning given to it above in this Agreement;

“Canadian Securities Laws” has the meaning given to it above in this Agreement;

“Canadian Securities Regulators” has the meaning given to it above in this Agreement;

“CDS” has the meaning ascribed thereto in Section 9(2);

“Claims” has the meaning ascribed thereto in Section 12(6);

“Closing Date” has the meaning ascribed thereto in Section 9(1) hereof;

“Code” has the meaning ascribed thereto in Section 5(jj);

“Commission” has the meaning given to it above in this Agreement;

“Common Shares” has the meaning given to it above in this Agreement;

“Controlled Group” has the meaning ascribed thereto in Section 5(jj);

“Corporation’s Financial Statements” has the meaning ascribed thereto in Section 5(s);

“Defaulted Securities” has the meaning ascribed thereto in Section 15(2);

“Documents Incorporated by Reference” means the Marketing Materials of the Corporation, all interim and annual financial statements, management’s discussion and analysis, business acquisition reports, management information circulars, annual information forms, material change reports and other documents that are or are required by Securities Laws to be incorporated by reference into the Offering Documents, as applicable;

“EDGAR” has the meaning given to it above in this Agreement;

“ERISA” has the meaning ascribed thereto in Section 5(jj);

“Exchanges” means the TSX and the NYSE MKT;

“Filings” has the meaning ascribed thereto in Section 7(1)(a);

“Final Receipt” has the meaning given to it above in this Agreement;

“FINRA” means the Financial Industry Regulatory Authority, Inc.;

“Form F-X” has the meaning given to it above in this Agreement;

“GSE” means the Ghana Stock Exchange;

“Hazardous Material” has the meaning ascribed thereto in Section 5(q);

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board;

“Indemnified Party” has the meaning ascribed thereto in Section 12(1);

“Issuer Free Writing Prospectus” means an “issuer free writing prospectus” as defined in Rule 433 under the U.S. Securities Act relating to the Offering of the Offered Securities that (i) is required to be filed with the Commission by the Corporation, (ii) is a “road show that is a written communication” within the meaning of Rule 433(d)(8)(i) under the U.S. Securities Act whether or not required to be filed with the Commission or (iii) is exempt from filing pursuant to Rule 433(d)(5)(i) under the U.S. Securities Act because it contains a description of the Offered Securities or of the Offering that does not reflect the final terms, in each case in the form filed or required to be filed with the Commission or, if not required to be filed, in the form retained in the Corporation’s records pursuant to Rule 433(g) under the U.S. Securities Act;

“knowledge” means to the actual knowledge of Sam Coetzer and Pieter A. van Niekerk;

“Lead Underwriter” has the meaning given to it above in this Agreement;

“marketing materials” has the meaning given to that term under NI 41-101;

“Marketing Materials of the Corporation” means the Roadshow Presentation and term sheet filed with the Canadian Securities Regulators on July 25, 2016;

“Material Adverse Effect” has the meaning ascribed thereto in Section 5(j);

“Material Contracts” has the meaning ascribed thereto in Section 5(hh);

“Material Resource Properties” has the meaning ascribed thereto in Section 5(j);

“Material Subsidiaries” means the entities set out in Schedule A in which the Corporation holds the types and percentages of securities or other ownership interests therein set forth;

“MJDS” has the meaning given to it above in this Agreement;

“NI 41-101” means National Instrument 41-101 — General Prospectus Requirement of the Canadian Securities Administrators;

“NI 43-101” means National Instrument 43-101 — Standards of Disclosure for Mineral Projects;

“NI 44-101” has the meaning given to it above in this Agreement;

“Notes” means the 7.0% convertible senior notes of the Corporation due 2021;

“Notes Exchange” means the exchange of approximately US$40 million aggregate principal amount of 5% convertible senior unsecured debentures of the Corporation due 2017 for an equal principal amount of Notes;

“Notes Offering” means the private placement of offering of US$65 million aggregate principal amount of Notes, such amount including the Notes issued pursuant to the Notes Exchange;

“NP 11-202” has the meaning given to it above in this Agreement;

“NYSE MKT” means the NYSE MKT, LLC;

“OFAC” has the meaning given to it in Section 5(ss)(i);

“Offered Securities” has the meaning given to it above in this Agreement;

“Offered Shares” has the meaning given to it above in this Agreement;

“Offering” has the meaning given to it above in this Agreement;

“Offering Documents” means the Canadian Base Prospectus, the Canadian Pricing Prospectus, the Canadian Prospectus Supplement, U.S. Base Prospectus, the U.S. Pricing Prospectus, the U.S. Prospectus Supplement, the Marketing Materials of the Corporation and any Supplementary Material;

“Option” has the meaning given to it above in this Agreement;

“Option Closing” has the meaning given to it above in this Agreement;

“OSFI” has the meaning ascribed thereto in Section 5(ss)(i);

“Over-Allotment Shares” has the meaning given to it above in this Agreement;

“PCAOB” has the meaning ascribed thereto in Section 5(v);

“Person” has the meaning ascribed thereto in Section 5(ss);

“Plan” has the meaning ascribed thereto in Section 5(jj);

“Preferred Shares” has the meaning ascribed thereto in Section 5(i);

“Prospectus Supplements” means, collectively, the Canadian Prospectus Supplement and the U.S. Prospectus Supplement;

“Prospectuses” has the meaning given to it above in this Agreement;

“Qualifying Authorities” means each of the securities regulatory authorities in each of the Qualifying Provinces;

“Qualifying Provinces” has the meaning given to it above in this Agreement;

“Real Property” has the meaning ascribed thereto in Section 5(q);

“Registration Statement” has the meaning given to it above in this Agreement;

“Reports” has the meaning ascribed thereto in Section 5(m);

“Restricted Period” has the meaning ascribed thereto in Section 7(1)(e);

“Roadshow Presentation” means the template version of the roadshow presentation filed with the Canadian Securities Regulators on July 25, 2016;

“Rules and Regulations” has the meaning given to it above in this Agreement;

“Sanctions” has the meaning ascribed thereto in Section 5(ss)(i);

“Sarbanes-Oxley Act” has the meaning ascribed thereto in Section 5(v);

“Securities Laws” means the Canadian Securities Laws and U.S. Securities Laws;

“Selling Firms” has the meaning ascribed thereto in Section 4(1);

“Shelf Procedures” has the meaning given to it above in this Agreement;

“Shelf Information” has the meaning given to it above in this Agreement;

“Stock Option Plans” means the stock option, deferred share unit plan, performance share unit plan, share appreciation rights plan and other similar plans of the Corporation, as constituted on the date hereof;

“Stream Transaction” means the streaming agreement pursuant to the gold purchase and sale agreement by and between Caystar Finance Co. and RGLD Gold AG dated May 6, 2015, as amended from time to time;

“Supplementary Material” has the meaning given to it above in this Agreement;

“Term Loan” means the term loan provided to the Corporation pursuant to the loan agreement entered into between Caystar Finance Co. and Royal Gold, Inc. dated May 6, 2015, as amended from time to time;

“Time of Closing” means (i) 8:00 a.m. (Toronto time) on the Closing Date or (ii) 8:30 a.m. (Toronto time) on each date of an Option Closing, as applicable, or (iii) any other time on the Closing Date or any date of an Option Closing as may be agreed to by the Corporation and the Underwriter;

“TMX Group” has the meaning ascribed thereto in Section 21;

“TSX” means the Toronto Stock Exchange;

“Underwriters” has the meaning given to it above in this Agreement;

“Underwriting Fee” has the meaning given to it above in this Agreement;

“United States” means the United States of America, its territories and possessions, any state of the United States, the District of Columbia, and the areas subject to the jurisdiction of the United States of America;

“U.S. Affiliate” means the United States broker-dealer affiliates of the Underwriters duly registered under the U.S. Exchange Act and in good standing with FINRA at all applicable times under this Agreement;

“U.S. Base Prospectus” has the meaning given to it above in this Agreement;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

“U.S. Offering Documents” means the Registration Statement and the U.S. Prospectus;

“U.S. Pricing Prospectus” has the meaning given to it above in this Agreement;

“U.S. Prospectus” has the meaning given to it above in this Agreement;

“U.S. Prospectus Supplement” has the meaning given to it above in this Agreement;

“U.S. Securities Act” has the meaning given to it above in this Agreement;

“U.S. Securities Laws” means all applicable United States securities laws, including, without limitation, the U.S. Securities Act, the U.S. Exchange Act and the rules and regulations promulgated thereunder; and

“Warrants” means the 5,000,000 warrants issued to Royal Gold Inc.

(2)                                 Any reference in this Agreement to gender includes all genders and words importing the singular number only shall include the plural and vice versa.

(3)                                 The division of this Agreement into sections, subsections, paragraphs and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.  Unless something in the subject matter or context is inconsistent therewith, references herein to sections, subsections, paragraphs and other subdivisions are to sections, subsections, paragraphs and other subdivisions of this Agreement.

(4)                                 Except as otherwise indicated, all amounts expressed herein in terms of money refer to lawful currency of the United States and all payments to be made hereunder shall be made in such currency.

Section 2               Due Diligence

Prior to the Time of Closing, prior to filing the Prospectus Supplements, and, if applicable, prior to the filing of any amendments thereto and prior to the filing of any Supplementary Material or dissemination of any Issuer Free Writing Prospectus, including on any intervening weekends, the Corporation shall allow the Underwriters to participate fully in the preparation of such documents and shall allow the Underwriters to conduct all due diligence that the Underwriters may reasonably require in order to fulfil their obligations as Underwriters and in order to enable the Underwriters responsibly to execute any certificate required to be executed by it, provided, however, that the conduct of due diligence is not intended to operate as a condition of the Offering.

Section 3               Conditions of the Offering

The Underwriters’ obligations under this Agreement are conditional upon and subject to:

(1)                                 the Underwriters receiving at the applicable Time of Closing favourable legal opinions dated the Closing Date addressed to the Underwriters and their counsel from:

(i) Fasken Martineau DuMoulin LLP, Canadian counsel to the Corporation (who may provide, to the extent appropriate in the circumstances, the opinions of local counsel acceptable to counsel to the Corporation and counsel to the Underwriters as to the qualification of the Offered Securities for sale to the public and as to other matters governed by the laws of the Qualifying Provinces other than the provinces in which they are qualified to practice law and may rely, to the extent appropriate in the circumstances, as to matters of fact on certificates of officers, of public officials and of Exchange officials or of the auditors or transfer agent of the Corporation), to the effect set forth below:

(a)                                 the Corporation having been amalgamated and existing under the laws of Canada;

(b)                                 the Corporation having the corporate capacity and power to own and lease its properties and assets and to conduct its business as described in the Canadian Prospectus and to execute and deliver this Agreement and to carry out the transactions contemplated hereby;

(c)                                  the number of outstanding Common Shares;

(d)                                 all necessary corporate action having been taken by the Corporation to authorize the execution and delivery of this Agreement and the performance of its obligations hereunder and this Agreement has been duly executed and delivered by the Corporation and this Agreement constituting a legal, valid and binding obligation of, and is enforceable against, the Corporation in accordance with its terms (subject to bankruptcy, insolvency or other laws affecting the rights of creditors generally, general equitable principles including the availability of equitable remedies and the qualification that no opinion need be expressed as to rights to indemnity, contribution and waiver of contribution, and other customary qualifications) and the execution and delivery by the Corporation of this Agreement, the fulfilment of the terms hereof by the Corporation, and the issue, sale and delivery on the Closing Date of the Offered Shares (and the Over-Allotment Shares on the Option Closing, to the extent the Option is exercised) to the Underwriters as contemplated herein do not constitute or result in a breach of or a default under, and do not create a state of facts which, after notice or lapse of time or both, will constitute or result in a breach of any of the terms, conditions or provisions of the articles or by-laws of the Corporation;

(e)                                  the Option and issuance and sale of the Offered Securities have been authorized by all necessary corporate action on the part of the Corporation;

(f)                                   all documents required to be filed by the Corporation and all proceedings required to be taken by the Corporation under applicable Canadian Securities Laws having been filed and taken in order to qualify the distribution (or distribution to the public, as the case may be) of the Offered Securities in each of the Qualifying Provinces through investment dealers duly registered in the appropriate category under the applicable laws thereof who have complied with the relevant provisions thereof;

(g)                                  the Offered Securities having been conditionally approved for listing on the TSX subject only to compliance with the documentary filing requirements of the TSX;

(h)                                 the attributes and characteristics of the Offered Securities being accurately summarized in all material respects under the heading “Description of Share Capital” in the Canadian Prospectus;

(i)                                     (i) the Offered Shares, upon payment of the purchase price for the Offered Shares having been validly issued by the Corporation and being fully-paid and non-assessable shares in the capital of the Corporation; and (ii) the Over-Allotment Shares upon exercise of the

Option and payment of the purchase price for the Over-Allotment Shares, having been validly issued by the Corporation and being fully-paid and non-assessable shares in the capital of the Corporation; and

(j)                                    as to certain Canadian federal income tax matters, as described in the Canadian Final Prospectus under the heading “Eligibility for Investment”.

and (ii) Paul, Weiss, Rifkind, Wharton & Garrison LLP, the Corporation’s U.S. counsel, as to those matters set forth below, in each case addressed to the Underwriters, dated the Closing Date, and in form and substance satisfactory to the Underwriters and their counsel acting reasonably;

(k)                                 The Registration Statement was declared effective under the U.S. Securities Act as of December 18, 2014, and the Commission’s website indicates that no stop order suspending the effectiveness of the Registration Statement has been issued;

(l)                                     assuming compliance of the Canadian Prospectus, including the Documents Incorporated by Reference, with the requirements of Ontario securities laws, as interpreted and applied by the Ontario Securities Commission and that the exhibits to the Registration Statement include all reports or information that in accordance with the requirements of Ontario securities laws, as interpreted and applied by the Ontario Securities Commission, must be made publicly available in connection with the Offering, the Registration Statement and the U.S. Prospectus, as of their respective effective or issue times, appear on their face to be appropriately responsive in all material respects to the requirements of the U.S. Securities Act and the rules and regulations thereunder (in each case except for the financial statements, financial statement schedules and other financial, accounting or statistical data included or incorporated by reference therein or omitted therefrom or from those documents incorporated by reference, and the information derived from the reports of, or prepared under the supervision of or reviewed by (as stated therein), Dr. Martin Raffield, Mr. Mitch Wasel, Mike Beare, Rod Redden, Neil Marshall, Chris Bray, Paul Riley, Dr. John Willis, Yao Hua (Benny) Zhang, Ken Reipas, Dr. Tony Rex, Jane Joughin, Kris Czajewski, Brian Prosser, Richard Oldcorn, Dr. John Arthur and Yan Bourassa, independent qualified persons, in reliance on the authority of such persons as “experts” within the meaning of the U.S. Securities Act, as to which such counsel need not express any belief); and the Form F-X, as of its date, appears on its face to be appropriately responsive in all material respects to the requirements of the U.S. Securities Act;

(m)                             the execution, delivery and performance by the Corporation of this Agreement, the compliance by the Corporation with the terms thereof and the consummation of the transactions contemplated by this Agreement, including the issuance and sale of the Offered Securities being delivered on the Closing Date or the Option Closing date as the case may be, will not violate those laws, rules and regulations of the United States of America (“Applicable Law”), in each case that in such counsel’s experience are normally applicable to the transactions of the type contemplated by this Agreement (except that such counsel need express no opinion with respect to United States federal securities laws, state securities or blue sky laws, anti-fraud laws, the rules and regulations of FINRA or any law, rule or regulation that is applicable to the Corporation, the Offered Securities, this Agreement or the transactions contemplated hereby solely because such law, rule or regulation is part of a regulatory regime applicable to any party to this Agreement or any of its affiliates due to the specific assets or business of such party or such affiliate);

(n)                                 no consent, approval, authorization or order of, or filing, registration or qualification with, any Governmental Authority, which has not been obtained, taken or made, is required by the Corporation under any Applicable Law for the issuance and sale of the Offered Securities by the Corporation, the execution and  delivery by the Corporation of this Agreement and the performance by the Corporation of its obligations hereunder.  For purposes of such counsel’s opinion, the term “Governmental Authority” means any executive, legislative, judicial, administrative or regulatory body of the United States of America;

(o)                                 the statements in the U.S. Prospectus under the heading “Certain United States Federal Income Tax Considerations”, to the extent that they constitute summaries of United States federal law or regulation or legal conclusions, have been reviewed by us and fairly summarize the matters described under that heading in all material respects; and

(p)                                 the Corporation is not and, after giving effect to the offering and sale of the Offered Securities, and the application of their proceeds as described in the U.S. Prospectus under the heading “Use of Proceeds,” will not be required to be registered as an investment company under the Investment Company Act of 1940, as amended, and the rules and regulations of the Commission promulgated thereunder.

(q)                                 In addition, such counsel shall also state in a separate letter:  “The primary purpose of our professional engagement was not to establish factual matters or financial, accounting or statistical information.  In addition, many determinations involved in the preparation of the U.S. Pricing Prospectus and the U.S. Prospectus are of a wholly or partially non-legal character or relate to legal matters outside the scope of this letter.  Furthermore, the limitations inherent in the independent verification of factual matters and in the role of outside counsel are such that we have not undertaken to independently verify, and cannot and do not assume responsibility for the accuracy, completeness or fairness of, the statements contained in the U.S. Pricing Prospectus and the U.S. Prospectus (other than as explicitly stated in paragraph (e)).  The documents incorporated by reference into the U.S. Pricing Prospectus and the U.S. Prospectus were prepared by the Corporation without such counsel’s participation.   In the course of acting as special U.S. counsel to the Corporation in connection with the Offering, such counsel has participated in conferences and telephone conversations with officers and other representatives of the Corporation, its Canadian counsel, your representatives and your legal counsel and the independent registered public accountants for the Corporation during which conferences and conversations the contents of the U.S. Pricing Prospectus and the U.S. Prospectus and related matters were discussed.  Based upon such participation (and relying as to factual matters on officers, employees and other representatives of the Corporation), such counsel’s understanding of the U.S. federal securities laws and the experience such counsel has gained in its practice thereunder, such counsel advises that its work in connection with this matter did not disclose any information that caused such counsel to believe that (i) at the Applicable Time, the Registration Statement (except for the financial statements, financial statement schedules and other financial, accounting or statistical data included or incorporated by reference therein or omitted therefrom or from those documents incorporated by reference, and the information derived from the reports of, or prepared under the supervision of or reviewed by (as stated therein), Dr. Martin Raffield, Mr. Mitch Wasel, Mike Beare, Rod Redden, Neil Marshall, Chris Bray, Paul Riley, Dr. John Willis, Yao Hua (Benny) Zhang, Ken Reipas, Dr. Tony Rex, Jane Joughin, Kris Czajewski, Brian Prosser, Richard Oldcorn, Dr. John Arthur and Yan Bourassa, independent qualified persons, in reliance on the authority of such persons as

“experts” within the meaning of the Act, as to which we express no such belief), included an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading; (ii) as of the Applicable Time, the U.S. Pricing Prospectus (except for the financial statements, financial statement schedules and other financial, accounting or statistical data included or incorporated by reference therein or omitted therefrom or from those documents incorporated by reference, and the information derived from the reports of, or prepared under the supervision of or reviewed by (as stated therein), Dr. Martin Raffield, Mr. Mitch Wasel, Mike Beare, Rod Redden, Neil Marshall, Chris Bray, Paul Riley, Dr. John Willis, Yao Hua (Benny) Zhang, Ken Reipas, Dr. Tony Rex, Jane Joughin, Kris Czajewski, Brian Prosser, Richard Oldcorn, Dr. John Arthur and Yan Bourassa, independent qualified persons, in reliance on the authority of such persons as “experts” within the meaning of the Act, as to which we express no such belief), together with the Term Sheet, included an untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; or (iii) as of its date or the Closing Date, the U.S. Prospectus (except for the financial statements, financial statement schedules and other financial, accounting or statistical data included or incorporated by reference therein or omitted therefrom or from those documents incorporated by reference, and the information derived from the reports of, or prepared under the supervision of or reviewed by (as stated therein), Dr. Martin Raffield, Mr. Mitch Wasel, Mike Beare, Rod Redden, Neil Marshall, Chris Bray, Paul Riley, Dr. John Willis, Yao Hua (Benny) Zhang, Ken Reipas, Dr. Tony Rex, Jane Joughin, Kris Czajewski, Brian Prosser, Richard Oldcorn, Dr. John Arthur and Yan Bourassa, independent qualified persons, in reliance on the authority of such persons as “experts” within the meaning of the Act, as to which we express no such belief), included an untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.  For purposes of this letter, the term “Applicable Time” means 8:30 a.m. (New York time) on July 26, 2016;

(2)                                 the Underwriters having received the comfort letter referred to in Section 8(1)(a);

(3)                                 the Underwriters having received a comfort letter, dated the Closing Date or Option Closing date, as applicable, in form and substance satisfactory to the Underwriters, acting reasonably, bringing forward to a date not more than two business days prior to the Closing Date the information contained in the comfort letter referred to in Section 8(1)(a);

(4)                                 the Underwriters receiving at the Time of Closing a legal opinion (or opinions) dated the Closing Date in form and substance satisfactory to the Underwriters and their counsel acting reasonably, addressed to the Underwriters and their counsel, from local counsel to the Corporation, as to mining title matters with respect to each of the Material Resource Properties;

(5)                                 the Underwriters receiving at the Time of Closing a legal opinion (or opinions) dated the Closing Date in form and substance satisfactory to the Underwriters and their counsel, addressed to the Underwriters and their counsel, from local counsel to the Corporation, stating that each of the Material Subsidiaries has been duly created and is validly existing under the laws of the jurisdiction in which it was incorporated, amalgamated or continued, and that the Corporation or a Material Subsidiary owns all of the issued and outstanding share capital of such corporations, except as set out in Schedule A;

(6)                                 the Underwriters receiving at the Time of Closing on the Closing Date a “10b-5” opinion from Dorsey & Whitney LLP in form and substance similar to that provided pursuant to Section 3(1)(ii)(r) hereof;

(7)                                 at the applicable Time of Closing, there having been no material adverse change in the business, affairs, operations, assets, liabilities or financial condition of the Corporation on a consolidated basis since the date hereof;

(8)                                 at the Time of Closing, CST Trust Company, through its offices at 320 Bay Street, Toronto, Ontario, Canada M5H 4A6 and 1066 W. Hastings Street, Vancouver, British Columbia, Canada V6E 3X1, having been duly appointed as the transfer agent and registrar for the Common Shares;

(9)                                 the Corporation delivering a certificate signed on behalf of the Corporation by the Chief Executive Officer of the Corporation or the Chief Financial Officer of the Corporation, addressed to the Underwriter and dated the Closing Date or Option Closing date, as applicable, in a form satisfactory to the Underwriters and their counsel acting reasonably, certifying for and on behalf of the Corporation and not in their personal capacities and without personal liability that, to the actual knowledge of the persons signing such certificate, after having made due inquiry:

(a)                                 the Corporation has complied in all material respects with all covenants and satisfied all terms and conditions of this Agreement on its part to be complied with and satisfied at or prior to the applicable Time of Closing;

(b)                                 no order, ruling or determination having the effect of ceasing or suspending trading in any securities of the Corporation or prohibiting the sale of the Offered Securities or any of the Corporation’s issued securities has been issued and no proceeding for such purpose is pending or, to the knowledge of such officers, threatened;

(c)                                  no order suspending the effectiveness of the Registration Statement shall be in effect and no proceedings for such purpose shall be pending before or, to the knowledge of such officers, threatened by the Commission, and any additional information requested on the part of the Commission shall have been complied with to the reasonable satisfaction of the Underwriters;

(d)                                 the Corporation is a “reporting issuer” or its equivalent under the securities laws of each of the Qualifying Provinces and eligible to use the Shelf Procedures and no material change relating to the Corporation on a consolidated basis has occurred since the date hereof with respect to which the requisite material change report has not been filed and no such disclosure has been made on a confidential basis that remains subject to confidentiality; and

(e)                                  all of the representations and warranties made by the Corporation in this Agreement are true and correct as of the applicable Time of Closing with the same force and effect as if made at and as of the applicable Time of Closing after giving effect to the transactions contemplated hereby;

(10)                          the Underwriters receiving at the applicable Time of Closing, lock-up agreements with the directors and officers of the Corporation in form and substance satisfactory to the Underwriters, acting reasonably;

(11)                          the Notes Exchange being consummated substantially concurrently with the Time of Closing;

(12)                          the Notes Offering being consummated substantially concurrently with the Time of Closing;

(13)                          the Underwriters receiving at the applicable Time of Closing such further certificates, opinions of counsel and other documentation from the Corporation as are consistent with the transactions contemplated herein and provided that no less than 48 hours notice thereof is given prior to the applicable Time of Closing.

Section 4               Covenants of the Underwriters

(1)                                 The Underwriters severally, and not jointly and severally:

(a)                                 shall offer or arrange the offer of the Offered Securities for sale to the public, directly and through other investment dealers and brokers (such other investment dealers and brokers, are referred to herein as the “Selling Firms”), only as permitted by and in compliance with all relevant laws and the requirements of applicable Securities Laws, upon the terms and conditions set forth in the Canadian Prospectus, the U.S. Prospectus and in this Agreement and will require each Selling Firm to so agree and provided that the fees (exclusive of expenses) of the Selling Firms will be paid by the Underwriters;

(b)                                 shall not solicit offers to purchase or sell the Offered Securities so as to require registration thereof or the filing of a prospectus or similar document with respect thereto under the laws of any jurisdiction other than the Qualifying Provinces and the United States, and will require each Selling Firm to agree with the Underwriters not to so solicit or sell.  The Underwriters agree that they will not offer or sell any of the Offered Securities within the United States except through the U.S. Affiliates on the terms and conditions set forth in the U.S. Prospectus and this Agreement and otherwise in compliance with U.S. Securities Laws and the by-laws, rules and regulations of FINRA. For the purposes of this Section 4(1)(b), the Underwriters shall be entitled to assume that the Offered Securities are qualified for distribution in any Qualifying Province where a decision document or receipt or similar document (including, for greater certainty, the Final Receipt) for the Canadian Base Prospectus shall have been obtained from the applicable Canadian securities regulatory authority following the filing of the Canadian Base Prospectus;

(c)                                  agree that if they offer to sell or sells, in either case with the prior written consent of the Corporation, any Offered Securities in jurisdictions (which may include Europe) other than the Qualifying Provinces and through the U.S. Affiliates in the United States, such offers and sales shall be effected in accordance and compliance with the applicable laws of such jurisdictions and shall be effected in such manner so as not to: (i) require registration of the Offered Securities, or the filing of a prospectus or other document with respect thereto; or (ii) subject the Corporation to any continuous disclosure or similar reporting requirements under the laws of any jurisdiction outside the provinces of Canada or the United States;

(d)                                 shall use all reasonable efforts to complete and to cause the other Selling Firms to complete the distribution of the Offered Securities as soon as practicable;

(e)                                  shall notify the Corporation when, in their opinion, the Underwriters and the other Selling Firms have ceased distribution of the Offered Securities and shall promptly provide a breakdown of the number of Offered Securities distributed in each of the Qualifying Provinces and the United States;

(f)                                   shall comply in all material respects with any applicable laws with respect to the use of “term sheets”, the Marketing Materials of the Corporation, any Issuer Free-Writing Prospectus and other marketing materials, during the “waiting period” (as defined under Canadian Securities Laws) and during the period in which the Offered Securities are in distribution; and

(g)                                  during the distribution of the Offered Securities, (i) other than the Offering Documents, the press release announcing the Offering, the press release announcing the pricing of the Offering and a term sheet dated July 26, 2016 (which Term Sheet is “marketing material” within the meaning of NI 44-101), the Underwriter shall not provide any potential investor with any materials or written communication in relation to the distribution of the Offered Securities; and (ii) other than the Marketing Materials of the Corporation, the Underwriter shall not provide any potential investor with any materials or written communication that could constitute marketing materials in relation to the distribution of the Offered Securities.

Section 5                                             Representations and Warranties of the Corporation

The Corporation hereby represents and warrants to the Underwriters, intending that the same may be relied upon by the Underwriters, that:

(a)                                 each of the Corporation and the Material Subsidiaries has been duly incorporated, continued or amalgamated and organized and is validly existing under the laws of its jurisdiction of incorporation, continuance or amalgamation, has all requisite corporate power and capacity to carry on its business as now conducted and as contemplated by the Prospectuses, and to own, lease and operate its properties and assets, and the Corporation has all requisite power and authority to carry out its obligations under this Agreement;

(b)                                 the only material operating subsidiaries of the Corporation are listed in Schedule A;

(c)                                  the Corporation or one of its Material Subsidiaries owns the issued and outstanding shares of each of the Material Subsidiaries as set out in Schedule A, in each case free and clear of any pledge, lien, security interest, charge, claim or encumbrance other than as described in Schedule B or in the Prospectuses;

(d)                                 the Corporation is a reporting issuer or the equivalent in each of the Qualifying Provinces and the Corporation is not in default in any material respect of any of the requirements of Canadian Securities Laws;

(e)                                  the Corporation is qualified to file a short form prospectus that is a base shelf prospectus pursuant to the Shelf Procedures and is eligible to file a prospectus in the form of a short form prospectus under NI 44-101 in each of the Qualifying Provinces and at the respective times of filing, each of the Canadian Base Prospectus, the Canadian Pricing Prospectus, the Canadian Prospectus Supplement and any Supplementary Material, have complied and will comply with the requirements of the Canadian Securities Laws pursuant to which they have been or will be filed, have and will provide full, true and plain disclosure of all material facts (as defined in the Securities Act (Ontario)) relating to the Corporation on a consolidated basis and the Offered Securities and do not and will not contain any misrepresentation (as defined in the Securities Act (Ontario)) as of the date of filing, provided that the foregoing shall not apply with respect to statements contained in such documents relating solely to the Underwriters and provided in writing by the Underwriters;

(f)                                   no order, ruling or determination having the effect of ceasing, suspending or restricting trading in any securities of the Corporation or the sale of the Offered Securities has been issued and no proceedings, investigations or inquiries for such purpose are pending or, to the Corporation’s knowledge, threatened;

(g)                                  the Corporation’s common shares are posted and listed for trading on the Exchanges and the GSE and the Corporation is not in default in any material respect of any of the listing requirements of the Exchanges;

(h)                                 other than pursuant to the Corporation’s Stock Option Plans, the Warrants, the convertible debentures of the Corporation outstanding as at the date hereof, the Notes to be issued pursuant to the Notes Exchange and the Notes Offering, or as set out in the Offering Documents or Documents Incorporated by Reference, the Corporation is not a party to and has not entered into any agreement, warrant, option, right or privilege reasonably capable of becoming an agreement, for the purchase, subscription or issuance of any Common Shares or securities convertible into or exchangeable for Common Shares;

(i)                                     as at July 26, 2016, the authorized share capital of the Corporation consisted of an unlimited number of Common Shares and an unlimited number of first preferred shares (the “Preferred Shares”), of which 282,727,008 Common Shares and no Preferred Shares are issued and outstanding;

(j)                                    the Corporation and each of the Material Subsidiaries have conducted and are conducting their respective businesses in material compliance with all applicable laws, rules, regulations, tariffs, orders and directives, including without limitation, all laws, regulations and statutes relating to mining and to mining claims, concessions or leases, and environmental, health and safety laws, rules, regulations, or policies or other lawful requirements of any governmental or regulatory bodies having jurisdiction over the Corporation and the Material Subsidiaries in each jurisdiction in which the Corporation or the Material Subsidiaries carries on their respective businesses, other than those in respect of which the failure to comply would not individually or in the aggregate have a Material Adverse Effect.  Each of the Corporation and the Material Subsidiaries, hold all certificates, authorities, permits, licenses, registrations and qualifications (collectively, the “Authorities”) in all jurisdictions in which each carries on its business and which are material for and necessary or desirable to carry on their respective businesses as now conducted, except for any Authorities which, if not obtained, would not individually or in the aggregate have a Material Adverse Effect.  To the best of the Corporation’s knowledge, information and belief, all of the Authorities are valid and existing and in good standing and none of the Authorities contain any burdensome term, provision, condition or limitation which has or is likely to have any material adverse effect on the business of the Corporation and the Material Subsidiaries (taken as a whole) as now conducted or as currently contemplated to be conducted during the next six months.  None of the Corporation, nor any of the Material Subsidiaries, has received any notice of proceedings relating to the revocation or modification of any of the Authorities which, singly or in the aggregate, if the subject of an unfavourable decision, ruling or finding, would materially adversely affect the business, operations, financial condition, or income of the Corporation and the Material Subsidiaries (taken as a whole) (a “Material Adverse Effect”) or any notice of the revocation or cancellation of, or any intention to revoke or cancel, any of the mining claims, concessions or leases comprising:

(i)                                     the Bogoso/Prestea property;

(ii)                                  the Prestea Underground property; and

(iii)                               the Wassa property.

The above-noted properties are referred to, collectively, as the “Material Resource Properties” and each such property is as described in the Canadian Prospectus and Documents Incorporated by Reference;

(k)                                 except as disclosed in the Offering Documents, there are no environmental audits, evaluations, assessments, studies or tests relating to the Corporation or its Material Subsidiaries except for ongoing assessments conducted by or on behalf of the Corporation and its Material Subsidiaries in the ordinary course;

(l)                                     the Corporation and each of its Material Subsidiaries have good and marketable title to all material assets owned by them free and clear of all liens, charges and encumbrances, other than as described in Schedule B or in the Offering Documents or Documents Incorporated by Reference and other than such liens, charges and encumbrances that are not individually or in the aggregate material to the Corporation and the Material Subsidiaries taken as a whole;

(m)                             the Corporation made available to the respective authors, prior to issuance, of the current technical reports relating to the Material Resource Properties (the “Reports”), for the purpose of preparing the Reports, as applicable, all information requested, and no such information contained any material misrepresentation as at the relevant time the relevant information was made available;

(n)                                 the Corporation is in compliance, in all material respects, with the provisions of NI 43-101 and has filed all technical reports required thereby and, at the time of filing, the Reports complied, in all material respects, with the requirements of NI 43-101; all scientific and technical information disclosed in the Offering Documents: (i) is based upon information prepared, reviewed and/or verified by or under the supervision of a “qualified person” (as such term is defined in NI 43-101), (ii) has been prepared and disclosed in accordance, in all material respects, with NI 43-101, and (iii) was true, complete and accurate in all material respects at the time of filing;

(o)                                 except as set forth in the Offering Documents or the Documents Incorporated by Reference or as are not individually or in the aggregate material to the Corporation and Material Subsidiaries (taken as a whole), or other than as would not have a material effect on the value of such interests, all interests in the Material Resource Properties are owned, leased or held by the Corporation or its Material Subsidiaries as owner or lessee thereof, are so owned with good and marketable title or are so leased with good and valid title, are in good standing, are valid and enforceable, are free and clear of any liens, charges or encumbrances (other than as set forth in Schedule B) and no royalty is payable in respect of any of them; no other material property rights are necessary for the conduct or currently intended conduct of the Corporation’s or the Material Subsidiaries’ business (except in respect of the development and mining of Prestea Underground and Wassa Underground) and there are no restrictions on the ability of the Corporation or the Material Subsidiaries to use, transfer or otherwise exploit  or explore (as the case may be)

any such property rights, except as set forth in the Offering Documents or the Documents Incorporated by Reference or as set forth in Schedule B;

(p)                                 (A) the Corporation and its Material Subsidiaries are in material compliance with all material terms and provisions of all contracts, agreements, indentures, leases, instruments and licences material to the conduct of their businesses taken as a whole and (B) all such contracts, agreements, indentures, leases, policies, instruments and licences are valid and binding in accordance with their terms and are in full force and effect;

(q)                                 except in each case as publicly disclosed or as would not otherwise reasonably be expected to have a Material Adverse Effect: (i) to the best of the Corporation’s knowledge, information and belief none of the real property (and the buildings constructed thereon) in which the Corporation or any of the Material Subsidiaries has a direct or indirect interest, whether leasehold, fee simple or otherwise (the “Real Property”), or upon or within which it has operations, is currently subject to any judicial or administrative proceeding alleging the violation of any federal, provincial, state or municipal environmental, health or safety statute or regulation, domestic or foreign, or is subject to any investigation concerning whether any remedial action is needed to respond to a release of any Hazardous Material (as defined below) into the environment; (ii) except in material compliance with applicable environmental laws, neither the Corporation nor any Material Subsidiary or, to the best of the Corporation’s knowledge, any occupier of the Real Property, has filed any notice under any federal, provincial, state or municipal law, domestic or foreign, indicating past or present treatment, storage or disposal of a Hazardous Material; (iii) except in material compliance with applicable environmental laws, none of the Real Property has at any time been used by the Corporation or a Material Subsidiary or, to the best of the Corporation’s knowledge, information and belief by any other occupier, as a waste storage or waste disposal site; (iv) the Corporation, on a consolidated basis, has no contingent liability of which it has knowledge in connection with any release of any Hazardous Material on or into the environment from any of the Real Property or operations thereon; (v) none of the Corporation or any Material Subsidiary or, to the best of the Corporation’s knowledge, any occupier of the Real Property, generates, transports, treats, processes, stores or disposes of any waste on any of the Real Property in material contravention of applicable federal, provincial, state or municipal laws or regulations enacted for the protection of the natural environment (including, without limitation, ambient air, surface water, ground water, land surface or subsurface strata) or human health or wildlife; (vi) to the Corporation’s knowledge, no underground storage tanks or surface impoundments containing a petroleum product or Hazardous Material are located on any of the Real Property in contravention of applicable federal, provincial, state or municipal laws or regulations, domestic or foreign, enacted for the protection of the natural environment (including, without limitation, ambient air, surface water, ground water, land surface or subsurface strata), human health or wildlife.  For the purposes of this Section 5(q), “Hazardous Material” means any contaminant, chemical, pollutant, subject waste, hazardous waste, deleterious substance, industrial waste, toxic matter or any other substance that when released into the natural environment (including, without limitation, ambient air, surface water, ground water, land surface or subsurface strata) is likely to cause, at some immediate or future time, harm or degradation to the natural environment (including, without limitation, ambient air, surface water, ground water, land surface or subsurface strata) or risk to human health and, without restricting the generality of the foregoing, includes any contaminant, chemical, pollutant, subject waste, deleterious substance, industrial waste, toxic matter or hazardous waste as defined by applicable federal, provincial, state or municipal laws or regulations enacted for the protection of the natural environment (including, without limitation, ambient air, surface water, ground water, land surface or subsurface strata), or human health or wildlife;

(r)                                    except as disclosed in the Offering Documents or the Documents Incorporated by Reference, the Corporation and each of its Material Subsidiaries maintain commercially appropriate insurance against loss of, or damage to, their assets for all insurable risks on a repair, reinstatement or replacement cost basis, and all of the policies in respect of such insurance coverage are in good standing in all respects and not in default;

(s)                                   the audited consolidated financial statements of the Corporation for its fiscal year ended December 31, 2015 and the unaudited condensed interim consolidated financial statements of the Corporation for the three months ended March 31, 2016 (collectively, the “Corporation’s Financial Statements”), copies of which are or will be included or incorporated by reference in the Offering Documents, together with management’s discussion and analysis of the financial condition and results of operations on such annual financial statements and quarterly financial statements, are true and correct in every material respect and present fairly and accurately the financial position and results of the operations of the Corporation on a consolidated basis for the periods then ended and the Corporation’s Financial Statements have been prepared in accordance with IFRS, and comply as to form in all material respects with the applicable accounting requirements of the U.S. Securities Act and the U.S. Exchange Act, as applicable, and the related published rules and regulations thereunder;

(t)                                    the Corporation maintains a system of internal control over financial reporting (as such term is defined in Rule 13a-15(f) under the U.S. Exchange Act) that complies in all material respects with the requirements of the U.S. Exchange Act and has been designed by the Corporation’s principal executive officer and principal financial officer, or under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS, as applicable, in Canada, including but not limited to internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit the preparation of financial statements in conformity with IFRS and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.  Management of the Corporation assessed internal control over financial reporting of the Corporation as of December 31, 2015 and concluded internal control over financial reporting was effective as of such date.  Since the date of the Corporation’s Financial Statements, there has been no change in the Corporation’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Corporation’s internal control over financial reporting.  The Corporation is not aware of any material weaknesses in its internal control over financial reporting

(u)                                 the Corporation maintains disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the U.S. Exchange Act) that comply with the requirements of the U.S. Exchange Act; such disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Corporation in the reports that it files or submits under the U.S. Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms; such disclosure controls and procedures were effective as of December 31, 2015;

(v)                                 to the knowledge of the Corporation, PricewaterhouseCoopers LLP (the “Accountant”) whose report on the consolidated financial statements of the Corporation is incorporated by reference into the Offering Documents, are and, during the periods covered by their report, were (i) an independent registered public accounting firm within the meaning of the Securities Act and Rule 3600T of Public Company Accounting Oversight Board (United States) (“PCAOB”), (ii) an independent auditor as required by the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario and there has never been a reportable “disagreement” (within the meaning of National Instrument 51-102 — Continuous Disclosure Obligations) between the Corporation and the Accountant, (iii) in compliance with the applicable requirements relating to the qualification of accountants under Rule 2-01 of Regulation S-X under the U.S. Securities Act, and (iv) a registered public accounting firm as defined by the PCAOB whose registration has not been suspended or revoked and who has not requested such registration to be withdrawn and (v) the statements included in the Registration Statement with respect to the Accountant pursuant to Rule 509 of Regulation S-K of the Rules and Regulations are true and correct in all material respects.  To the Corporation’s knowledge, after due inquiry, the Accountant is not in violation of the auditor independence requirements of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) with respect to the Corporation;

(w)                               the Corporation is, and after giving effect to the offering and sale of the Offered Securities will be, in compliance in all material respects with all applicable effective provisions of the Sarbanes-Oxley Act and the rules and regulations of the Commission promulgated thereunder;

(x)                                 the Corporation and each Material Subsidiary of the Corporation makes and keeps accurate books and records in all material respects;

(y)                                 the execution and delivery of and the performance by the Corporation of this Agreement and the consummation of the transactions contemplated hereby, including the issuance and sale of the Offered Securities, have been authorized by all necessary corporate action on the part of the Corporation;

(z)                                  no holder of securities of the Corporation has rights to register any securities of the Corporation because of the filing of the Offering Documents or the transactions contemplated hereby, except for rights that have been duly waived by such holder, have expired or have been fulfilled by registration prior to the date of this Agreement;

(aa)                          this Agreement has been duly executed and delivered by the Corporation and each such agreement is a legal, valid and binding obligation of, and is enforceable against, the Corporation in accordance with its terms (subject to bankruptcy, insolvency or other laws affecting the rights of creditors generally, the availability of equitable remedies and the qualification that rights to indemnity and waiver of contribution may be contrary to public policy or limited by applicable law);

(bb)                          the Canadian Base Prospectus complies, the Canadian Pricing Prospectus and the Canadian Prospectus Supplement will comply, in all material respects, with the requirements of Canadian Securities Laws; for greater certainty, the Documents

Incorporated by Reference therein, at the time they were filed, complied in all material respects with Canadian Securities Laws;

(cc)                            there are no financial statements or other documents required to be included in the Canadian Base Prospectus, the Canadian Pricing Prospectus or the Canadian Prospectus Supplement as a result of a “significant acquisition”, or “significant probable acquisition”, each as described in NI 44-101;

(dd)                          neither the Corporation nor any of its Material Subsidiaries is involved in any labour dispute except, where the dispute would not, individually or in the aggregate, have a Material Adverse Effect, and, to the knowledge of the Corporation, no such dispute is threatened;

(ee)                            no Material Subsidiary of the Corporation is currently prohibited, directly or indirectly, from paying any dividends to the Corporation, from making any other distribution on its capital stock, from repaying to the Corporation any loans or advances from the Corporation or from transferring any of its property or assets to the Corporation or any other Material Subsidiary of the Corporation of the Corporation, except as described in the Registration Statement and the Prospectuses or except as prohibited pursuant to the Term Loan or the Stream Transaction or as set forth in Schedule B;

(ff)                              except as disclosed in the Offering Documents or the Documents Incorporated by Reference, since March 31, 2016: (A) there has been no material change in the business, affairs, operations, assets, liabilities, or financial condition of the Corporation and the Material Subsidiaries on a consolidated basis; (B) no material change reports or other documents have been filed on a confidential basis with the Qualifying Authorities; (C) there has been no transaction entered into by the Corporation and not disclosed in the Documents Incorporated by Reference which is material to the Corporation; (D) the Corporation and its Material Subsidiaries on a consolidated basis, have not incurred any material liability or obligation, indirect, direct or contingent, not in the ordinary course of business, nor entered into any material transaction or agreement not in the ordinary course of business; and (E) there has been no dividend or distribution of any kind declared, paid or made by the Corporation or, except for dividends paid to the Corporation or its Material Subsidiaries, any of its Material Subsidiaries, on any class of capital stock or repurchase or redemption by the Corporation or any of its Material Subsidiaries of any class of capital stock;

(gg)                          the directors and executive officers of the Corporation and their compensation arrangements with the Corporation, whether as directors, officers or employees of the Corporation, are as disclosed in the Offering Documents or in the Documents Incorporated by Reference if and to the extent and for the periods required to be so disclosed;

(hh)                          since March 31, 2016, all of the material contracts and agreements of the Corporation and its Material Subsidiaries not made in the ordinary course of business (collectively the “Material Contracts”) which are required to be filed under applicable Canadian Securities Laws and furnished under cover of Form 6-k with the Commission have been so filed;

(ii)                                  all tax returns, reports, elections, remittances and payments of the Corporation and its Material Subsidiaries required by law to have been filed (or which are in the process of being prepared for filing, which delayed filing will not have a Material Adverse Effect or made in any applicable jurisdiction, have been filed or made (as the case may be), other than for taxes being contested in good faith, or with respect to which the failure to file or make would not have a Material Adverse Effect, either individually or in the aggregate, and, to the best of the knowledge of the Corporation, are substantially true, complete and correct and all taxes of the Corporation and of its Material Subsidiaries, in respect of which payment or accrual is required under applicable law, other than taxes being contested in good faith, have been so paid or accrued in the Corporation’s Financial Statements;

(jj)                                (i) each employee benefit plan, within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (the “ERISA”), excluding any employee benefit plan sponsored by Administaff Companies II, L.P. or its successor in interest, for which the Corporation or any member of its “Controlled Group” (defined as any organization which is a member of a controlled group of corporations within the meaning of Section 414 of the Internal Revenue Code of 1986, as amended (the “Code”)) would have any liability (each, a “Plan”) has been maintained in material compliance with its terms and the requirements of any applicable statutes, orders, rules and regulations, including but not limited to the ERISA and the Code;  (ii) no prohibited transaction, within the meaning of Section 406 of the ERISA or Section 4975 of the Code, has occurred with respect to any Plan excluding transactions effected pursuant to a statutory or administrative exemption; (iii) for each Plan that is subject to the funding rules of Section 412 of the Code or Section 302 of the ERISA, no “accumulated funding deficiency” as defined in Section 412 of the Code, whether or not waived, has occurred or is reasonably expected to occur; (iv) the fair market value of the assets of each Plan exceeds the present value of all benefits accrued under such Plan (determined based on those assumptions used to fund such Plan); (v) no “reportable event” (within the meaning of Section 4043(c) of the ERISA) has occurred or is reasonably expected to occur; and (vi) neither the Corporation nor any member of the Controlled Group has incurred, nor reasonably expects to incur, any liability under Title IV of the ERISA (other than contributions to the Plan or premiums, in the ordinary course and without default) in respect of a Plan (including a “multiemployer plan”, within the meaning of Section 4001(a)(3) of the ERISA);

(kk)                          except as set out in the Offering Documents or the Documents Incorporated by Reference, there is no material action, suit, proceeding, investigation or judgment pending, or to the best of the Corporation’s knowledge threatened or outstanding against or affecting the Corporation or any Material Subsidiary (or their respective officers and directors in such capacity) at law or in equity or before or by any federal, provincial, state, municipal or other governmental department, commission, board or agency, domestic or foreign, which in any way has a Material Adverse Effect or which questions or may question the validity of the creation, issuance or sale of the Common Shares or any action taken or to be taken by the Corporation or any Material Subsidiary pursuant to or in connection with this Agreement;

(ll)                                  except as have been made or will be obtained prior to the applicable Time of Closing, under the applicable Securities Laws of the Qualifying Provinces and the United States, no consent, approval, authorization, order, filing, registration or qualification of or with any court, governmental agency or body or regulatory authority is required for the creation, issue, sale and delivery (as the case may be) of the Offered Securities or the consummation by the Corporation of the transactions contemplated in this Agreement, other than as may be required under state securities or blue sky laws in connection with the distribution of the Offered Securities in the United States;

(mm)                  all necessary corporate action has been taken or will have been taken prior to the Time of Closing by the Corporation so as to validly issue and sell the Offered Securities to the Underwriters and upon receipt by the Corporation of the purchase price as consideration for the issue thereof the Offered Shares and Over-Allotment Shares, as applicable, will be validly issued and outstanding as fully-paid and non-assessable shares of the Corporation;

(nn)                          the attributes of the Offered Securities conform in all material respects with the description thereof contained in the Offering Documents;

(oo)                          there are no material business relationships or related party transactions within the meaning of Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions involving the Corporation or any of its Material Subsidiaries or any other person except as described in the Prospectuses or the Documents Incorporated by Reference;

(pp)                          neither the Corporation, nor to the knowledge of the Corporation after due inquiry, any of the Corporation’s officers, directors or employees has taken, and at the Closing Date will have taken, directly or indirectly, any action which has constituted, or might reasonably be expected to constitute, the stabilization or manipulation of the price of sale or resale of the Offered Securities in connection with the Offering;

(qq)                          since December 31, 2014, the Corporation (i) has properly filed on a timely basis (A) with the Commission true and complete copies of all reports and other documents required to have been filed by it with the Commission pursuant to the U.S. Securities Act and the Rules and Regulations, (B) with the NYSE MKT all true and complete reports and documents required to have been filed by it pursuant to the rules and regulations of the NYSE MKT, (C) true and complete copies of all reports or other documents required to have been filed by it with the securities commission or similar regulatory body of each province in Canada, the TSX or any other applicable Canadian governmental authorities; and (ii) has not filed reports or other documents required to have been filed by it with the Commission or with the Canadian Securities Regulators on a confidential basis;

(rr)                              the operations of the Corporation and its Material Subsidiaries have been conducted at all times in material compliance with all applicable financial recordkeeping and reporting requirements of applicable anti-money laundering statutes of jurisdictions where the Corporation and its Material Subsidiaries conduct business, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the “Anti-Money Laundering Laws”), and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Corporation or any of its Material Subsidiaries with respect to the Anti-Money Laundering Laws is pending or, to the best knowledge of the Corporation, threatened;

(ss)                              neither the Corporation nor any of its Material Subsidiaries nor, to the knowledge of the Corporation, any director, officer, agent, employee or representative of the Corporation or any of its subsidiaries, is an individual or entity (“Person”) that is, or is owned or controlled by a Person that is:

(i)                                   the subject of any sanctions administered or enforced by the U.S. government (including, without limitation, the U.S. Department of Treasury’s Office of Foreign Assets Control (“OFAC”) or the U.S. Department of State and including, without limitation, the designation as a “specially designated national” or “blocked person”), by the Office of the Superintendent of Financial Institutions (“OSFI”) in Canada, the United Nations Security Council, the European Union, Her Majesty’s Treasury or other relevant sanctions authority having jurisdiction over the Corporation or its Material Subsidiaries (collectively, “Sanctions”), nor

(ii)                                located, organized or resident in a country or territory that is the subject of Sanctions (including, without limitation, Cuba, Iran, North Korea, Sudan, the Crimean region and Syria).

Neither the Corporation nor any of its Material Subsidiaries will, directly or indirectly, knowingly use the proceeds of the Offering, or knowingly lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other Person:

(iii)                             to fund or facilitate any activities or business of or with any Person or in any country or territory that, at the time of such funding or facilitation, is the subject of Sanctions; or

(iv)                            in any other manner that will result in a violation of Sanctions by any Person (including any Person participating in the Offering, whether as underwriter, advisor, investor or otherwise);

(tt)                                for the past five years, the Corporation and its subsidiaries have not knowingly engaged in, are not now knowingly engaged in, any dealings or transactions with any Person that at the time of the dealing or transaction is or was the subject or the target of Sanctions or with any country or territory that, at the time of the dealing or transaction, was the subject of Sanctions;

(uu)                          neither the Corporation nor any of its subsidiaries, nor, to the Corporation’s knowledge, any director, officer, employee, agent or representative of the Corporation or of any of its subsidiaries acting on behalf of the Corporation or any of its subsidiaries, has (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; (ii) made or taken or will take any action in furtherance of an unlawful offer, payment, promise to pay, or authorization or approval of the payment or giving of money, property, gifts or anything else of value, directly or indirectly, to any “foreign public official” (as defined in the Corruption of Foreign Public Officials Act (Canada)) (including any officer or employee of a government or government-owned or controlled entity or of a public international organization, or any person acting in an official capacity for or on behalf of any of the foregoing, or any political party or party official or candidate for political office) to influence official action or secure an improper advantage; (iii) violated or is in violation of, or has taken any action, directly or indirectly, that would result in a violation by such Persons of any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder, the Corruption of Foreign Public Officials Act (Canada), or committed an offense under any other applicable anti-bribery or anti-corruption laws; or (iv) made, offered, agreed, requested or taken an act in furtherance of any unlawful bribe or other unlawful benefit, including, without limitation, any unlawful rebate, payoff, influence payment, kickback or other unlawful or improper payment or benefit; and the Corporation and its subsidiaries and majority-owned affiliates have instituted and maintain and enforce policies and procedures designed to promote and achieve compliance with such laws and with the representation and warranty contained herein;

(vv)                          the Corporation is not and, after giving effect to the Offering and the application of the proceeds thereof as described in the Offering Documents under the heading “Use of Proceeds,” will not be required to be registered as an investment company under the Investment Company Act of 1940, as amended;

(ww)                      the Corporation is a “foreign private issuer” (as defined in Rule 405 under the U.S. Securities Act) and meets the general eligibility requirements for the use of Form F-10 under the U.S. Securities Act; at the time of filing the Registration Statement and any post-effective amendment thereto, at the earliest time thereafter that the Corporation or any offering participant made a bona fide offer (within the meaning of Rule 164(h)(2) under the U.S. Securities Act) of the Common Shares and at the date hereof, the Corporation was not and is not an “ineligible issuer”, as defined in Rule 405 under the U.S. Securities Act;

(xx)                          as of the applicable effective date of the Registration Statement and any post-effective amendment thereto, the Registration Statement and any such post-effective amendment thereto filed prior to the Closing Date will conform in all material respects, to the requirements of the U.S. Securities Act and the applicable Rules and Regulations, and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading; the U.S. Base Prospectus and the U.S. Pricing Prospectus conformed, as of the time of filing thereof, and the U.S. Prospectus Supplement, as of the time of filing thereof, will conform, in all material respects with the applicable requirements of U.S. Securities Laws; the U.S. Base Prospectus and the U.S. Pricing Prospectus, as of the time of filing thereof, did not, and the U.S. Prospectus Supplement, as of the time of filing thereof and as of the Closing Date and the date of the Option Closing, as the case may be, will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any information contained in or omitted from any U.S. Offering Document in reliance upon and in conformity with information furnished in writing to the Corporation by or on behalf of any Underwriters;

(yy)                          the Corporation (including its agents and representatives, other than the Underwriters in their capacity as such) has not prepared, used, authorized, approved or referred to and will not prepare, use, authorize, approve or refer to any Issuer Free Writing Prospectus related to the offering of the Offered Securities that is a “written communication” (as defined in Rule 405 under the U.S. Securities Act), except in accordance with Section 3 hereof.  Each such Issuer Free Writing Prospectus complied or will comply in all material respects with the applicable U.S. Securities Laws, has been or will be (within the time period specified in Rule 433 under the U.S. Securities Act) filed in accordance with the U.S. Securities Act (to the extent required thereby) and, when taken together with the U.S. Prospectus, each such Issuer Free Writing Prospectus, did not, and as of the Closing Date and the date of the Option Closing, as the case may be, will not, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any information contained in or omitted from the any Issuer Free Writing Prospectus in reliance upon and in conformity with information furnished in writing to the Corporation by or on behalf of any Underwriter.  Each such Issuer Free Writing Prospectus did not, does not and will not include any information that conflicted, conflicts or will conflict with the information contained in the Registration Statement or the U.S. Prospectus, as the case may be;

(zz)                            CST Trust Company, through its offices at 320 Bay Street, Toronto, Ontario, Canada M5H 4A6 and 1066 W. Hastings Street, Vancouver, British Columbia, Canada V6E 3X1, has been duly appointed as the transfer agent and registrar for the Common Shares;

(aaa)                   as at their respective dates and as of the Closing Date, the Canadian Base Prospectus, the Canadian Pricing Prospectus and the Canadian Prospectus Supplement, including the Documents Incorporated by Reference and any and all amendments thereto, contain and will contain no untrue statement of a material fact and do not and will not omit to state a material fact that is required to be stated or that is necessary to make the statements therein not misleading in light of the circumstances in which they are made;

(bbb)                   no forward-looking statement (within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act) included or incorporated by reference in the Offering Documents or any Issuer Free Writing Prospectus has been made or reaffirmed by the Corporation without a reasonable basis or has been disclosed other than in good faith.

Section 6                                             Representations and Warranties of the Underwriters

(1)                                 Each Underwriter hereby, severally, and not jointly, represents and warrants that:

(a)                                 it or its affiliates participating in the Offering are, and will remain, until the completion of the Offering, appropriately registered under Securities Laws so as to permit it to lawfully fulfil its obligations hereunder;

(b)                                 it has good and sufficient right and authority to enter into this Agreement and complete the transactions contemplated under this Agreement on the terms and conditions set forth herein;

(c)                                  this Agreement has been duly executed and delivered by the Underwriters and such agreement is a legal, valid and binding obligation of, and is enforceable against the Underwriters in accordance with its terms (subject to bankruptcy, insolvency and other laws affecting the rights of creditors generally, the availability of equitable remedies and the qualification that rights to indemnity and waiver of contribution may be contrary to public policy);

(d)                                 (i) any offers or sales of the Offered Securities in Canada will be conducted through the Underwriters, or one or more affiliates of the Underwriters, duly registered in compliance with applicable Canadian Securities Laws; and (ii) any offers or sales of the Offered Securities in the United States will be conducted through the Underwriters, or one or more affiliates of the Underwriters, duly registered as a broker-dealer in compliance with applicable U.S. Securities Laws and the by-laws, rules and regulations of FINRA; and

(e)                                  the Underwriters (including their agents, representatives and the Selling Firms) have not prepared, used, authorized, approved or referred to and will not prepare, use, authorize, approve or refer to any materials in connection with the Offering other than the Offering Documents, the Documents Incorporated by Reference, and any Issuer Free Writing Prospectus provided by the Corporation.

Section 7                                             Covenants of the Corporation

(1)                                 The Corporation covenants with the Underwriters that:

(a)                                 the Corporation will comply with Section 57 of the Securities Act (Ontario) and with the comparable provisions of the other relevant Canadian Securities Laws, and, after the date hereof and prior to the completion of the distribution of the Offered Securities, the Corporation will promptly advise the Underwriters in writing of the full particulars of any material change (as defined in the Securities Act (Ontario)) in the business, affairs, operations, assets, liabilities or financial condition of the Corporation, on a consolidated basis, or of any change in any material fact (as defined in the Securities Act (Ontario)) contained or referred to in the Offering Documents (collectively, the “Filings”) which is, or may be, of such a nature as to render any statement contained in the Filings untrue, false or misleading, result in a misrepresentation (as defined in the Securities Act (Ontario)), or result in any of such documents not complying with the applicable Securities Laws of any Qualifying Province or the United States.  The Corporation will promptly prepare and file with the securities authorities in the Qualifying Provinces or the United States any amendment or supplement to the Filings, which in the opinion of the Underwriters and the Corporation, each acting reasonably, may be necessary or advisable to correct such untrue or misleading statement or omission. The Corporation shall in good faith discuss with the Underwriters any change in circumstances (actual, anticipated, contemplated or threatened) which is of such a nature that there may be a reasonable doubt as to whether written notice need be given to the Underwriters under the provisions of this Section 7(1)(a);

(b)                                 the Corporation will deliver without charge to the Underwriters, as soon as practicable, and in any event no later than 12:00 p.m. (Toronto time), July 27, 2016, and thereafter from time to time during the distribution of the Offered Securities, in such cities as the Underwriters shall notify the Corporation, as many commercial copies of each of the Offering Documents excluding in each case the Documents Incorporated by Reference therein, as the Underwriters may reasonably request for the purposes contemplated by Canadian Securities Laws and U.S. Securities Laws and such delivery shall constitute consent by the Corporation to the use by the Underwriters, the U.S. Affiliates and the Selling Firms of such documents in connection with the Offering in all Qualifying Provinces and the United States, subject to the provisions of Canadian Securities Laws and U.S. Securities Laws.  The Corporation shall similarly cause to be delivered commercial copies of the Supplementary Material in such quantities as the Underwriters may reasonably request;

(c)                                  between the date hereof and the date of completion of the distribution of the Offered Securities, the Corporation will advise the Underwriters, promptly after receiving notice or obtaining knowledge thereof, of:

(i)                                     the issuance by any Qualifying Authorities or the Commission of any order suspending or preventing the use of any of the Offering Documents or any Issuer Free Writing Prospectus, including without limitation the issuance by the

Commission of any stop order suspending the effectiveness of the Registration Statement, or, to the knowledge of the Corporation, the threatening of any such order;

(ii)                                the issuance by any Qualifying Authorities, the Commission, the TSX or the NYSE MKT of any order having the effect of ceasing or suspending the distribution of the Offered Securities or the trading in any securities of the Corporation, or of the institution or, to the knowledge of the Corporation, threatening of any proceeding for any such purpose; or

(iii)                             any requests made by any Qualifying Authorities or the Commission for amending or supplementing any of the Offering Documents or any Issuer Free Writing Prospectus or for additional information;

and the Corporation will use its best efforts to prevent the issuance of any order referred to in subparagraph (b)(i) above or subparagraph (b)(ii) above and, if any such order is issued, to obtain the withdrawal thereof at the earliest possible time;

(d)                                 the Corporation shall use its best efforts to arrange that the Offered Securities are listed and posted for trading on the TSX and the NYSE MKT on the Closing Date and Option Closing date, if applicable, subject only to the documentary filing requirements of each such Exchange;

(e)                                  the Corporation shall not issue or announce the issuance of any Common Shares of the Corporation or any securities convertible into or exchangeable for or exercisable to acquire Common Shares of the Corporation (other than pursuant to rights or obligations under securities or instruments outstanding as of the date of this Agreement) or enter into any agreement or arrangement under which the Corporation acquires or transfers to another Person, in whole or in part, any of the economic consequences of ownership of Common Shares, whether that agreement or arrangement may be settled by the delivery of Common Shares or other securities or cash, or agree to become bound to do so, or disclose to the public any intention to do so, without the prior consent of the Lead Underwriter on behalf of the Underwriters, which consent will not be unreasonably withheld or delayed, during a period commencing on the date of execution of this Agreement and ending 90 days after the Closing Date (the “Restricted Period”), other than:

(i)                                   the issuance of the Notes pursuant to the Notes Exchange and the Notes Offering and the issuance of Common Shares upon the conversion of any Notes;

(ii)                                issuance of Common Shares upon exercise of currently outstanding rights, or agreements, including options, warrants (including the Warrants), debt and other convertible securities and any rights which have been granted or issued, subject to any necessary regulatory approval;

(iii)                             the issuance of Common Shares upon the exercise of currently outstanding options granted to officers, directors, employees or consultants of the Corporation or any subsidiary thereof pursuant to the Corporation’s Stock Option Plans; or

(iv)                              the issuance of options or Common Shares pursuant to and in accordance with the Stock Option Plans and the issuance of Common Shares upon the exercise of any such options;

(f)                                   as soon as practicable, but in any event not later than eighteen months after the effective date of the Registration Statement (as defined in Rule 158(c) under the U.S. Securities Act), the Corporation will make generally available to its security holders and to the Lead Underwriter on behalf of the Underwriters (which shall occur upon the filing of, and may be contained in, a Form 20-F, Form 40-F or Form 6-K) an earnings statement or statements of the Corporation and its subsidiaries which will satisfy the provisions of Section 11(a) of the U.S. Securities Act and Rule 158 under the U.S. Securities Act; and

(g)                                  it will apply the net proceeds from the sale of the Offered Securities as set forth under “Use of Proceeds” in the Canadian Prospectus Supplement subject to reallocation as contemplated thereby.

Section 8                                             Additional Documents upon Filing of Canadian Prospectus Supplement.

(1)                                 The Underwriters’ obligations under this Agreement are conditional upon the receipt by the Underwriters, concurrently with the filing of the Canadian Prospectus Supplement, of:

(a)                                 a “long-form” comfort letter dated the date of the Canadian Prospectus Supplement from the auditors of the Corporation, addressed to the Underwriters, in form and substance reasonably satisfactory to the Underwriters, relating to the verification of the financial information and accounting data and other numerical data of a financial nature contained in the Canadian Prospectus and matters involving changes or developments since the respective dates as of which specified financial information is given in the Canadian Prospectus to a date not more than two business days prior to the date of such letter. Such letter shall further state that such auditors are independent with respect to the Corporation within the meaning of Canadian Securities Laws, and that in their opinion the audited financial statements of the Corporation included in the Canadian Prospectus comply as to form in all material respects with the applicable accounting requirements of Canadian Securities Laws;

(b)                                 a copy of the Canadian Pricing Prospectus and the Canadian Prospectus Supplement signed and certified as required by Canadian Securities Laws; and

(c)                                  a copy of any other document required to be filed by the Corporation with the Qualifying Authorities under Canadian Securities Laws of each of the Qualifying Provinces.

Section 9                                             Closing

(1)                                 The Offering will be completed at the offices of Fasken Martineau DuMoulin LLP in Toronto at 8:00 a.m. (Toronto time) on August 3, 2016 (the “Closing Date”) or at such other time and/or on such other date as the Underwriters and the Corporation may agree upon, but in any event no later than 42 days after the date of the Canadian Prospectus Supplement.

(2)                                 At the Time of Closing, subject to the terms and conditions contained in this Agreement, the Corporation shall have caused CST Trust Company, as registrar and transfer agent of the Common Shares, to electronically deliver to CDS Clearing and Depository Services Inc. (“CDS”), on behalf of the Underwriters, the Offered Shares registered in the name of “CDS & Co.” as CDS’s nominee, to be held by CDS as non-certificated electronic securities in accordance with CDS’s rules and procedures, against payment of the aggregate purchase price payable to the

Corporation, net of the Underwriting Fee, by wire transfer. Upon the receipt of the wire transfer, the Corporation shall deliver to the Underwriters written confirmation of the receipt thereof.

(3)                                 At the Time of Closing, subject to the terms and conditions contained in this Agreement, the Corporation shall have obtained conditional approval to list for trading the Offered Shares on the Exchanges.

Section 10                                      Option Closing

(1)                                 In the event the Option is exercised, at the Option Closing, subject to the terms and conditions contained in this Agreement, the Corporation shall have caused CST Trust Company, as registrar and transfer agent of the Common Shares, to electronically deliver to CDS, on behalf of the Underwriters, the Over-allotment Shares registered in the name of “CDS & Co.” as CDS’s nominee, to be held by CDS as non-certificated electronic securities in accordance with CDS’s rules and procedures, against payment of the aggregate purchase price payable to the Corporation, net of the Underwriting Fee, by wire transfer. Upon the receipt of the wire transfer, the Corporation shall deliver to the Underwriters written confirmation of the receipt thereof.

(2)                                 At the Option Closing, subject to the terms and conditions contained in this Agreement, the Corporation shall have obtained conditional approval to list for trading the Over-Allotment Shares on the Exchanges.

Section 11                                      Termination Rights

(1)                                 Except as otherwise provided herein, all terms and conditions set out herein shall be construed as conditions and any breach or failure by the Corporation to comply with any such conditions in favour of the Underwriters shall entitle any of the Underwriters to terminate their obligation to purchase the Offered Units or the Over-Allotment Securities by written notice to that effect given to the Corporation prior to the applicable Time of Closing.  The Corporation shall use its reasonable best efforts to cause all conditions in this Agreement to be satisfied.  It is understood that the Underwriters may waive in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to their rights in respect of any subsequent breach or non-compliance, provided that to be binding on an Underwriter, any such waiver or extension must be in writing and signed by such Underwriter.

(2)                                 In addition to any other remedies that may be available to the Underwriters, the Underwriters shall each be entitled, at their option, to terminate and cancel, without any liability on the Underwriters’ part, their obligations under this Agreement to purchase the Offered Securities, by giving written notice to the Corporation at any time at or prior to the applicable Time of Closing:

(a)                                 if there should occur any suspension or limitation of trading in securities generally on the TSX or NYSE MKT, or if a general moratorium on commercial banking activities in Toronto or New York should be declared by the relevant authorities, or if, in relation to the Corporation, any inquiry, investigation or other proceeding (whether formal or informal) is commenced, threatened or announced or any order or ruling is issued by any officer of such Exchange or market, or by the Commission, or any other regulatory authority in Canada or the United States, or if any law or regulation under or pursuant to any statute of Canada or of any province thereof or of the United States is promulgated or changed which, in the reasonable opinion of the Underwriters operates to prevent or materially restrict trading of the Common Shares or the distribution of the Offered Securities;

(b)                                 if (i) any inquiry, investigation or other proceeding, whether formal or informal, is commenced, announced, or threatened or any order or ruling is issued by any exchange or market, or any other regulatory authority in Canada or the United States against the Corporation (other than an inquiry, investigation or other proceeding based solely upon the activities of the Underwriters); or (ii) any law or regulation under or pursuant to any statute of Canada or of any province thereof, or of the United States or any state or territory thereof or, is promulgated or changed which inquiry, investigation, proceeding, order, ruling, law or regulation, in the opinion of the Underwriters, in their sole discretion, acting reasonably and in good faith, operates to prevent or materially restrict the distribution or trading of the Offered Securities or which, in the opinion of the Underwriters, in their sole discretion, acting reasonably and in good faith, would reasonably be expected to have a significant adverse effect, on the market price or value of the Offered Securities;

(c)                                  if there shall occur or come into effect any material adverse change in the business, affairs or financial condition of the Corporation and its Material Subsidiaries, taken as a whole, or any change in any material fact, or there should be discovered any previously undisclosed material fact which, in each case, in the reasonable opinion of the Underwriters, has or could reasonably be expected to have a material adverse effect on the market price or value of the Offered Securities;

(d)                                 if the Corporation is in breach of any term, condition or covenant of this Agreement, that in the opinion of the Underwriters, in their sole discretion, acting reasonably and in good faith, may not be reasonably expected to be remedied prior to Time of Closing or any representation or warranty given by the Corporation becomes or is false in any material respect; or

(e)                                  if there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence, including without limiting the generality of the foregoing, any natural disaster, military conflict, civil insurrection, or any terrorist action (whether or not in connection with such conflict or insurrection), which, in the opinion of the Underwriters, in their sole discretion, acting reasonably and acting in good faith, materially adversely affects or involves, or could materially adversely affect or involve, the Canadian or United States financial markets or on the business, operations or affairs of the Corporation and its Material Subsidiaries taken as a whole.

(3)                                 The Underwriters shall make reasonable best efforts to give notice to the Corporation (in writing or by other means) of the occurrence of any of the events referred to in Section 11(2) provided that neither the giving nor the failure to give such notice shall in any way affect the entitlement of the Underwriters to exercise this right at any time prior to or at the applicable Time of Closing.

(4)                                 The rights of termination contained in this Section 11 as may be exercised by the Underwriters are in addition to any other rights or remedies the Underwriters may have in respect of any default, act or failure to act or non-compliance by the Corporation in respect of any of the matters contemplated by this Agreement.

(5)                                 If the obligations of the Underwriters are terminated under this Agreement pursuant to these termination rights, the Corporation’s liabilities to the Underwriters shall be limited to the Corporation’s obligations under Section 12 and Section 13.

Section 12             Indemnity.

(1)                                 The Corporation covenants and agrees to protect, indemnify, and save harmless, each of the Underwriters, and their respective directors, officers, employees and agents (individually, an “Indemnified Party” and collectively, the “Indemnified Parties”), from and against all losses, claims, damages, liabilities, reasonable costs or expenses (but not including loss of profit related to the sale of the Offered Securities in the Offering or indirect or consequential damages) caused or incurred by reason of:

(a)                                 any information or statement (except any information or statement relating solely to and provided in writing by the Underwriters), contained in the Canadian Prospectus, the Canadian Pricing Prospectus or in any Supplementary Material  that has been filed by or on behalf of the Corporation in connection with the Offering under the relevant Canadian Securities Laws of any of the Qualifying Provinces, which at the time and in light of the circumstances under which it was made contains or is alleged to contain a misrepresentation (as such term is defined in the Securities Act (Ontario)) or any omission or any alleged omission to state therein any fact or information (except for facts or information relating solely to the Underwriters or the U.S. Affiliates or Selling Firms) required to be stated therein or necessary to make any of the statements therein not misleading in light of the circumstances under which they were made;

(b)                                 (i) any information or statement, contained in any U.S. Offering Document, which at the time and in light of the circumstances under which it was made contains or is alleged to contain a misrepresentation; (ii) any untrue statement or alleged untrue statement of a material fact contained (A) in a U.S. Offering Document, in any Issuer Free Writing Prospectus or in any “issuer information” (as defined in Rule 433(h)(2) under the U.S. Securities Act) filed or required to be filed pursuant to Rule 433(d) under the U.S. Securities Act or (B) in any other materials or information provided to investors by, or with the approval of, the Corporation in connection with the Offering, or (iii) the omission or alleged omission to state in any U.S. Offering Document, in any Issuer Free Writing Prospectus, in any “issuer information” (as defined in Rule 433(h)(2) under the U.S. Securities Act) filed or required to be filed pursuant to Rule 433(d) under the U.S. Securities Act or in any other materials or information provided to investors by, or with the approval of, the Corporation in connection with the Offering, a material fact required to be stated therein or necessary to make the statements therein (in the light of the circumstances under which they were made, in the case of any prospectus) not misleading except insofar as such losses, claims, damages, liabilities, costs or expenses are caused by any such untrue statement or omission or alleged untrue statement or omission based upon information relating to the Underwriters or Selling Firm furnished to the Corporation in writing by the Underwriters expressly for use therein;

(c)                                  any order made or inquiry, investigation or proceeding commenced or threatened by any securities regulatory authority, stock exchange or by any other competent authority, based upon any untrue statement, omission or misrepresentation (as such term is defined in the Securities Act (Ontario)) or alleged untrue statement, omission or misrepresentation (except a statement, omission or misrepresentation or alleged untrue statement, omission or misrepresentation relating solely to the Underwriters or Selling Firms) in the Offering Documents upon any failure or alleged failure to comply with Canadian Securities Laws or U.S. Securities Laws (other than any failure or alleged failure to comply by the Underwriters or the U.S. Affiliates or Selling Firms) preventing and restricting the trading in or the sale of the Offered Securities or any of them or the distribution or distribution to the public, as the case may be, of any of the Offered Securities in any of the Qualifying Provinces or the United States;

(d)                                 the non-compliance or alleged non-compliance by the Corporation with any requirement of Securities Laws, including the Corporation’s non-compliance with any statutory requirement to make any document available for inspection; or

(e)                                  any breach of a representation or warranty of the Corporation contained herein or the failure of the Corporation to comply with any of its obligations hereunder.

(2)                                 To the extent that any Indemnified Party is not a party to this Agreement, the Underwriters shall obtain and hold the right and benefit of the above-noted indemnity in trust for and on behalf of such Indemnified Party.

(3)                                 If any matter or thing contemplated by this Section 12 shall be asserted against any Indemnified Party in respect of which indemnification is or might reasonably be considered to be provided, such Indemnified Party will notify the Corporation as soon as possible of the nature of such claim (provided that omission to so notify the Corporation will not relieve the Corporation of any liability which it may otherwise have to the Indemnified Party hereunder, except to the extent the Corporation is prejudiced by such omission) and the Corporation shall be entitled (but not required) to assume the defence of any suit brought to enforce such claim; provided, however, that the defence shall be through legal counsel reasonably acceptable to such Indemnified Party and that no settlement may be made by the Corporation or such Indemnified Party without the prior written consent of the other, such consent not to be unreasonably withheld.

(4)                                 In any such claim, such Indemnified Party shall have the right to retain other legal counsel to act on such Indemnified Party’s behalf, provided that the fees and disbursements of such other legal counsel shall be paid by such Indemnified Party, unless: (i) the Corporation and such Indemnified Party mutually agree to retain other legal counsel; (ii) the representation of the Corporation and such Indemnified Party by the same legal counsel would be inappropriate due to actual or potential differing interests, as advised by counsel in writing, in which event such fees and disbursements shall be paid by the Corporation to the extent that they have been reasonably incurred; (iii) the Corporation has not assumed the defence of the claim within a reasonable period of time after receiving notice of the claim; or (iv) there are one or more defences available to the Indemnified Party, as advised by counsel in writing, which are different from or in addition to those available to the Corporation, provided that in no circumstances will the Corporation be required to pay the fees and expenses of more than one set of legal counsel for all Indemnified Parties

(5)                                 The rights of indemnity contained in this Section 12 shall not enure to the benefit of any Indemnified Party if the Underwriters were provided with a copy of any amendment or supplement to the Offering Documents which corrects any untrue statement, omission or misrepresentation or alleged untrue statement, omission or misrepresentation which is the basis of a claim by a party against such Indemnified Party and which is required, under Canadian Securities Laws or U.S. Securities Laws, to be delivered to such party by the Underwriters or the Selling Firms.

(6)                                 If and to the extent that a court of competent jurisdiction in a final judgment from which no appeal can be made determines that any losses, claims, damages, liabilities, reasonable costs or expenses (“Claims”) contemplated by this Section 12 resulted from the fraud, fraudulent misrepresentation or gross negligence of the Indemnified Party claiming indemnity, such

Indemnified Party shall promptly reimburse to the Corporation any funds advanced to the Indemnified Party in respect of such Claim and the indemnity provided for in this Section 12 shall cease to apply to such Indemnified Party in respect of such Claim.  For greater certainty, the Corporation and the Underwriters agree that they do not intend that any failure by the Underwriters to conduct such reasonable investigation as necessary to provide the Underwriters with reasonable grounds for believing the Offering Documents contained no misrepresentation shall constitute “fraud”, “fraudulent misrepresentation” or “gross negligence” for purposes of this Section 12 or otherwise disentitle the Underwriters from indemnification hereunder.

Section 13             Contribution

In the event that the indemnity provided for in Section 12 hereof is declared by a court of competent jurisdiction to be illegal or unenforceable as being contrary to public policy or for any other reason, the Underwriters and the Corporation shall contribute to the aggregate of all losses, claims, costs, damages, expenses or liabilities of the nature provided for above such that the Underwriters shall be responsible for that portion represented by the percentage that the  portion of the Underwriting Fee payable by the Corporation to such Underwriter bears to the gross proceeds realized by the Corporation from the Offering, whether or not the Underwriters have been sued together or separately, and Corporation shall be responsible for the balance, provided that, in no event, shall an Underwriter be responsible for any amount in excess of the portion of the Underwriting Fee actually received by such Underwriter.  In the event that the Corporation may be held to be entitled to contribution from the Underwriters under the provisions of any statute or law, the Corporation shall be limited to contribution in an amount not exceeding the lesser of: (a) the portion of the full amount of losses, claims, costs, damages, expenses, liabilities, giving rise to such contribution for which such Underwriter is responsible; and (b) the amount of the Underwriting Fee actually received by any Underwriter.  Notwithstanding the foregoing, a person determined by a court of competent jurisdiction in a final judgment from which no appeal can be made to be guilty of fraud, fraudulent misrepresentation or gross negligence shall not be entitled to contribution from any other party who has not been so determined to be guilty of such fraud, fraudulent misrepresentation or gross negligence.  Any party entitled to contribution will, promptly after receiving notice of commencement of any claim, action, suit or proceeding against such party in respect of which a claim for contribution may be made against another party or parties under this section, notify such party or parties from whom contribution may be sought, but the omission to so notify such party shall not relieve the party from whom contribution may be sought from any obligation it may have otherwise under this section, except to the extent that the party from whom contribution may be sought is prejudiced by such omission.  The right to contribution provided herein shall be in addition and not in derogation of any other right to contribution which the Underwriters may have by statute or otherwise by law.

Section 14             Expenses

Whether or not the transactions provided for herein (including the Offering) are completed, the Corporation shall pay all costs, fees and expenses of or incidental to the performance of its obligations under this Agreement including, without limitation: (i) the costs of the Corporation’s professional advisors (including, without limitation, the Corporation’s auditors, counsel and local counsel, including U.S. counsel) and (ii) the cost of printing the Canadian Base Prospectus, the Canadian Pricing Prospectus, the Canadian Prospectus Supplement, the Roadshow Presentation and any Supplementary Material.  The reasonable fees and disbursements of any counsel (whether Canadian or U.S.) to the Underwriters and “out-of-pocket” expenses of the Underwriters, collectively not to exceed U.S.$100,000 plus applicable taxes, shall be borne by the Corporation; provided that, notwithstanding the foregoing, in the event that the sale and purchase of the Offered Securities is not completed in accordance with the terms hereof due to a breach by the Corporation hereunder, the Corporation shall assume and pay, in addition to the out-of-

pocket expenses of the Underwriters and any other expenses required to be paid by them hereunder, all fees and disbursements of counsel (whether Canadian or U.S.) to the Underwriters or the Agents.

Section 15             Liability of the Underwriters

(1)                                 The obligation of the Underwriters to purchase the Offered Securities in connection with the Offering at the applicable Time of Closing shall be several and not joint or joint and several and shall be as to the following percentages of the Offered Securities to be purchased at that time:

BMO Nesbitt Burns Inc.	50%
National Bank Financial Inc.	20%
Scotia Capital Inc.	20%
CIBC World Markets Inc.	10%
100%

(2)                                 In the event that one or more Underwriters shall fail to purchase the applicable percentage of Offered Securities (the “Defaulted Securities”) at the Time of Closing, and such failure shall constitute a default by such one or more of them of the performance of its or their obligations hereunder, the non-defaulting Underwriters shall have the right, within 36 hours thereafter, to make arrangements for one or more of the non-defaulting Underwriters, or any other underwriters, to purchase all, but not less than all, of the Defaulted Securities, in such amounts as may be agreed upon by the non-defaulting Underwriters and upon the terms set forth herein. If, however, the Underwriters shall have not completed such arrangements within such 36 hour period, then:

(a)                                 if the number of Defaulted Securities does not exceed 10% of the number of Common Shares to be purchased hereunder, the non-defaulting Underwriters shall be obligated, each severally, and not jointly, nor jointly and severally, to purchase all of the Defaulted Securities in the proportions that their respective underwriting obligations hereunder bear to the underwriting obligation of all non-defaulting Underwriters, or

(b)                                 if the number of Defaulted Securities exceeds 10% of the number of Common Shares to be purchased on such date, any non-defaulting Underwriter shall be entitled to terminate its obligation to purchase the Common Shares agreed to be purchased by it as set forth in Section 15(1), and each of such non-defaulting Underwriter and the Corporation shall be relieved of its obligations under this Agreement.  For greater certainty the Corporation shall be under no obligation to sell any Offered Securities unless all Offered Securities are sold. No action taken pursuant to this Section 15 shall relieve any defaulting Underwriter from liability in respect of its default to the Corporation or to any non-defaulting Underwriter.

(3)                                 In the event of any such default which does not result in a termination of this Agreement, either the Underwriters or the Corporation shall have the right to postpone the Closing Date or Option Closing date, as applicable, for a period not exceeding seven (7) calendar days in order to effect any required changes to the Offering Documents.

Section 16             Action by the Underwriters

All steps which must or may be taken by the Underwriters in connection with this Agreement, with the exception of the matters relating to termination contemplated by Section 11, Section 12, Section 13 and Section 15 hereof, may be taken by the Lead Underwriter on behalf of itself and the other Underwriters and the acceptance of this offer by the Corporation shall constitute the Corporation’s authority for accepting notification of any such steps from, and for delivering the definitive certificates constituting the Offered Securities to or to the order of the Lead Underwriter.

Section 17             Compliance with U.S. Securities Laws

The Corporation and the Underwriters agree that each will comply with U.S. Securities Laws in connection with this Agreement and the Offering.  Each acknowledges that the Common Shares will be registered under the U.S. Securities Act and that the Registration Statement and any amendment thereto must be, or have been, filed with Commission.

Section 18             Governing Law; Time of Essence

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein and time shall be of the essence hereof.

Section 19             Survival of Warranties, Representations, Covenants and Agreements

All warranties, representations, covenants and agreements of the Corporation and the Underwriters herein contained or contained in documents submitted or required to be submitted pursuant to this Agreement shall survive the purchase by the Underwriters of the Offered Securities and shall continue in full force and effect, regardless of the closing of the sale of the Offered Securities and regardless of any investigation which may be carried on by the Underwriters, or on their behalf, for a period of three years following the Closing Date.  Without limitation of the foregoing, the provisions contained in this Agreement in any way related to the indemnification or the contribution obligations herein shall survive and continue in full force and effect for the maximum period permitted under the Limitations Act 2002 (Ontario).

Section 20             Press Releases

The Corporation shall provide the Underwriters and their counsel with a copy of all press releases to be issued by the Corporation concerning the Offering contemplated hereby prior to the issuance thereof, and shall give the Underwriters and their counsel a reasonable opportunity to provide comments on any press release.

Section 21             Corporation’s TSX Acknowledgement

The Corporation hereby acknowledges that each of National Bank Financial Inc., Scotia Capital Inc. and CIBC World Markets Inc. or an affiliate thereof, owns or controls an equity interest in TMX Group Limited (“TMX Group”) and has a nominee director serving on the TMX Group’s board of directors.  As such, each such investment dealer may be considered to have an economic interest in the listing of securities on any exchange owned or operated by TMX Group, including the Toronto Stock Exchange, the TSX Venture Exchange and the Alpha Exchange.  No person or company is required to obtain products or services from TMX Group or its affiliates as a condition of any such dealer supplying or continuing to supply a product or service.

Section 22             Restricted Period Waiver

Without limiting the generality of Section 7(1)(e), the Lead Underwriter hereby waives the restriction set forth in Section 7(1)(e) of the underwriting agreement by and between the Lead Underwriter and the Corporation dated May 2, 2016 relating to the issuance of any Common Shares or any securities convertible into or exchangeable for or exercisable to acquire Common Shares during the 90 day period following May 9, 2016.

Section 23             Notices

All notices or other communications by the terms hereof required or permitted to be given by one party to another shall be given in writing by personal delivery or by facsimile delivered to such other party as follows:

(a)	to the Corporation at:

Golden Star Resources Ltd.
150 King Street West
Sun Life Financial Tower
Suite 1200
Toronto, Ontario
M5H 1J9

	Attention:	Sam Coetzer
	Facsimile No.:	(416) 583-3811

with a copy (which shall not constitute notice) to:

Fasken Martineau DuMoulin LLP
333 Bay Street, Suite 2400
Toronto, Ontario
M5H 2T6

	Attention:	John M. Sabetti
	Facsimile No.:	(416) 364-7813

(b)	to the Underwriters c/o the Lead Underwriter at:

BMO Nesbitt Burns Inc.
100 King Street West
4th Floor
Toronto, Ontario
M5X 2A1

	Attention:	Tom Jakubowski
	Facsimile No.:	(416) 359-4459

with a copy (which shall not constitute notice) to:

Stikeman Elliott LLP
5300 Commerce Court West
199 Bay Street
Toronto, Ontario
M5L 1B9

	Attention:	Timothy McCormick
	Facsimile No.:	(416) 947-0866

or at such other address or facsimile number as may be given by either of them to the other in writing from time to time and such notices or other communications shall be deemed to have been received when delivered or, if facsimile, on the next business day after such notice or other communication has been sent by facsimile (with receipt confirmed).

Section 24             No Fiduciary Relationship

The Corporation hereby acknowledges that the Underwriters are acting solely as underwriters in connection with the purchase and sale of the Offered Securities. The Corporation further acknowledges that the Underwriters are acting pursuant to a contractual relationship created solely by this Agreement entered into on an arm’s length basis, and in no event do the parties intend that the Underwriters act or be responsible as a fiduciary to the Corporation, its management, shareholders or creditors or any other person in connection with any activity that the Underwriters may undertake or have undertaken in furtherance of such purchase and sale of the Offered Securities, either before or after the date hereof. The Underwriters hereby expressly disclaim any fiduciary or similar obligations to the Corporation, either in connection with the transactions contemplated by this Agreement or any matters leading up to such transactions, and the Corporation hereby confirms its understanding and agreement to that effect. The Corporation and the Underwriters agree that they are each responsible for making their own independent judgments with respect to any such transactions and that any opinions or views expressed by the Underwriters to the Corporation regarding such transactions, including, but not limited to, any opinions or views with respect to the price or market for the Corporation’s securities, do not constitute advice or recommendations to the Corporation. The Corporation and the Underwriters agree that the Underwriters are acting as principal and not the agent or fiduciary of the Corporation and has not assumed, and will not assume, any advisory responsibility in favour of the Corporation with respect to the transactions contemplated hereby or the process leading thereto (irrespective of whether any Underwriter has advised or is currently advising the Corporation on other matters). The Corporation hereby waives and releases, to the fullest extent permitted by law, any claims that the Corporation may have against the Underwriters with respect to any breach or alleged breach of any fiduciary or similar duty to the Corporation in connection with the transactions contemplated by this Agreement or any matters leading up to such transactions.

Section 25             Counterpart Signature

This Agreement may be executed in one or more counterparts (including counterparts by facsimile) which, together, shall constitute an original copy hereof as of the date first noted above.

Section 26             Entire Agreement

This Agreement constitutes the entire agreement between the Underwriters and the Corporation relating to the subject matter hereof and supersedes all prior agreements between the Underwriters and the Corporation, including the letter agreement dated July 25, 2016 between the Lead Underwriter and the Corporation.

Section 27             Acceptance

If this offer accurately reflects the terms of the transaction which we are to enter into and if such terms are agreed to by the Corporation, please communicate your acceptance by executing where indicated below and returning by facsimile one copy and returning by courier one originally executed copy to BMO Nesbitt Burns Inc. (Attention: Tom Jakubowski).

Yours very truly,

BMO NESBITT BURNS INC.

By:	“Tom Jakubowski”
Authorized Signing Officer

NATIONAL BANK FINANCIAL INC.

By:	“Jason Ellefson”
Authorized Signing Officer

SCOTIA CAPITAL INC.

By:	“Peter Collibee”
Authorized Signing Officer

CIBC WORLD MARKETS INC.

By:	“Chris Gratias”
Authorized Signing Officer

The foregoing accurately reflects the terms of the transaction that we are to enter into and such terms are agreed to.

ACCEPTED at Toronto, Ontario as of this 26th day of July, 2016.

GOLDEN STAR RESOURCES LTD.

By:	“Samuel T. Coetzer”
Authorized Signing Officer

SCHEDULE A

MATERIAL SUBSIDIARIES

Name	Type of Ownership	Percentage
Caystar Holdings (Cayman Islands)	Shares	100%
Bogoso Holdings (Cayman Islands)	Shares	100%
Golden Star (Bogoso/Prestea) Limited (Ghana)	Shares	90%
Wasford Holdings (Cayman Islands)	Shares	100%
Golden Star (Wassa) Limited (Ghana)	Shares	90%
Caystar Finance Co. (Cayman Islands)	Shares	100%

SCHEDULE B

ENCUMBRANCES

1.             Golden Star Resources Ltd. has granted security over all of its present and after-acquired real and personal property, including but not limited  all of its rights in and to, and all future rights in and to the ordinary shares of Caystar Holdings.

2.             Caystar Holdings has granted (A) a security interest over all of its rights in and to, and all future rights in and to the shares of (i) Caystar Finance Co.,  (ii) Bogoso Holdings and (iii) Wasford Holdings; and (B) an assignment of all intercompany obligations.

3.             Caystar Finance Co. has granted an assignment of all intercompany obligations.

4.             Wasford Holdings has granted a granted  (A) a security interest over all of its rights in and to, and all future rights in and to the shares of Golden Star (Wassa) Limited and (B) all intercompany obligations.

5.             Bogoso Holdings has granted a granted (A) a security interest over all of its rights in and to, and all future rights in and to the shares of Golden Star (Bogoso/Prestea and (B) all intercompany obligations.

6.             Golden Star (Bogoso/Prestea) Limited has granted a fixed and floating charge over all of its present and after-acquired real and personal property, including all of its bank accounts and mineral permits and licences.

7.             Golden Star (Wassa) Limited has granted a fixed and floating charge over all of its present and after-acquired real and personal property, including all of its bank accounts and mineral permits and licences.

8.             Golden Star (Bogoso/Prestea) Limited and Golden Star (Wassa) Limited have equipment lease facilities with Caterpillar Inc. and Sandvik AB or their respective subsidiaries or affiliates and have granted encumbrances in favour of such parties in respect of equipment leased pursuant to such facilities.

9.             Golden Star (Wassa) Limited has granted a fixed and floating charge over certain of its present and after-acquired assets to Ecobank Ghana Limited in connection with its $25 million credit facility in favour of Golden Star (Wassa) Limited.

10.          Golden Star Resources Ltd. and/or certain of its Material Subsidiaries has certain deposits with Cal Bank Limited securing certain reclamation bonds.